UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  FORM 10-SB/A
                                Amendment No. 3
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                               PARADISE TAN, INC.
                               ------------------
                 (Name of Small Business Issuer in its charter)

                  TEXAS                                    75-2524355
                  -----                                    ----------
      (State or other jurisdiction                      (I.R.S. Employer
    of incorporation or organization)                   Identification No.)


     6700 Denton Highway, Suite H, Watauga, Texas            76148
     --------------------------------------------            -----
       (Address of principal executive offices)            (Zip Code)


                    Issuer's telephone number (817) 581-2366
                                              --------------


Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act.

        Title of each class     Name of each exchange on which registered
               None                               None
               ----                               ----


Securities to be registered pursuant to Section 12(g) of the Act.


                    Common Stock ($0.01 par value per share)
                    ----------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM  1.  DESCRIPTION  OF  BUSINESS.

     Paradise Tan, Inc. (the "Company" or "Paradise Tan") develops, markets, franchises, licenses, and operates retail locations offering indoor tanning services and related products to the general public under the Paradise Tan name. "Indoor tanning" refers to the use of specially designed fluorescent lamps emitting specific wavelengths of ultraviolet light to cause a customer's skin to develop a tan in response. The Company is a Texas corporation formed in 1994.

     The Company opened its first tanning center in 1994. During the first two years of operations, the Company opened three more tanning centers in the Dallas/Fort Worth, Texas area, bringing the total to four. In 1997, the Company opened its first concept indoor tanning center that would become the prototype for future locations. With the prototype center, the Company started its franchising program under Paradise Franchising International, Inc. (the "Franchise Company"), a wholly owned subsidiary of the Company. Franchised locations pay the Company an initial franchise fee of $24,000 and monthly fees ranging from $250 to $350, based on gross revenues. Franchisees receive training, assistance in maintaining profitable operations and join in cooperative advertising programs. In 2001, the Company also started a licensing program. Licensees pay a flat monthly fee of $350; in return licensees are allowed to use the Paradise Tan name and logo and are part of the cooperative advertising program. Licensees do not receive training or operational assistance unless they pay additional consulting fees on a fee-for-service basis.

     The Company currently has seven Company owned and operated indoor tanning centers and four franchised or licensed centers in the Dallas/Fort Worth and Phoenix Arizona metropolitan areas. The Company's current strategy is to repurchase all of the franchised or licensed locations in the Dallas/Fort Worth area and convert them to Company-owned locations. The average Paradise Tan indoor tanning center consists of between 1,600 and 2,600 square feet of leased space located in retail shopping areas, with each location containing between eleven to twenty tanning beds and booths. In addition to providing tanning services, our locations sell private label lotions, shirts and other items. The Company is considering sales of other products we believe would be attractive to our customers, including nutritional bars and supplements. The Company can give no assurances that it will expand its product line or that any new products would be successful.

     Most of the Company's revenues are from sales of memberships in its indoor tanning centers. The Company also earns revenue from the sales of lotions and apparel, franchise fees and license fees. In the most recent nine month period (ending September 30, 2004), approximately 82% of revenues come from the sale of tanning services and memberships, 18% from sale of lotions and apparel, with no revenues from franchise and license fees. There are many levels of memberships and each entitles the member to use the Company's facilities as often as desired, commensurate with safety considerations and level of the membership. See "Government Regulations." Memberships are sold on a pre-paid basis with a monthly payment option, but terms and conditions of memberships can be modified from time to time to reflect special offers, new store promotions and other discounts.

     INDUSTRY OVERVIEW. The U.S. indoor tanning industry began in 1979. According to industry sources, the total U.S. indoor tanning industry is estimated to have annual revenues of over $5 billion in 2003, with an estimated 20,000 to 25,000 locations that concentrate strictly on tanning. The three largest segments of the indoor tanning industry are tanning sessions (services), the manufacture of tanning devices and the manufacture and sale of tanning lotions specifically designed for indoor tanning. Industry sources estimate that approximately 10,000 tanning beds are sold annually in the United States to retail indoor tanning locations, with a total installed base of approximately 178,000 units, at an average price of $7,000 per bed. These sales do not include home sales or other equipment and accessories. Currently, there are approximately 32 to 42 tanning lotion manufacturers, although that number varies. According to industry sources, the largest manufacturer of tanning products, ETS, Inc., produces revenues in excess of $40 million annually. The Company has targeted the largest segment of the indoor tanning industry, tanning services, as its primary business and the retail sale of indoor tanning lotions as its secondary objective.

     Small independent operators currently dominate the indoor tanning service industry, the average operator having one or two locations in a single metropolitan area. These operators are traditionally undercapitalized and rely primarily upon their personal financial resources. Independently operated tanning centers usually offer limited choices to customers as to hours of operation and tanning devices and do not have standardized operating or marketing procedures. Most marketing by such operators is by word of mouth, local print advertising and couponing. After research, the Company has been unable to identify any single entity that accounts for more than 1% of the national indoor tanning services market. The Company believes the growing number of tanning centers, together with greater consumer acceptance of indoor tanning, has resulted in significant increases in industry sales, with steady revenue growth over the past three years.

     BUSINESS STRATEGY. The Company's business strategy is designed to achieve further growth in the indoor tanning services industry, to utilize its concept store to dominate any market area it enters, to establish a national corporate presence and to develop consumer recognition of the Paradise Tan and Paradise Tanning Centers names.

     The tanning services segment of the market consists almost exclusively of small independently owned indoor tanning centers that offer limited hours of access with two to ten tanning beds. Management believes that the current state of the indoor tanning industry is comparable to the videotape rental industry approximately ten years ago. During the early 1980's, independent videotape rental stores dominated that industry and offered a limited number of movie titles from small shops during limited operating hours. Since that time, the videotape rental industry has become dominated by a small number of large companies offering larger stores, substantially larger product inventories and increased hours of operation, along with a wide variety of related products and services (videotape sales, used tape sales, equipment, popcorn, candy and the like). These larger and better capitalized operators have eliminated much of the independent competition and captured significant market share. The Company's plan is to become a dominant force in the tanning services industry by adopting business strategies similar to those of the larger corporate chains that now dominate the videotape rental industry.

     The Company has already developed a standard concept for providing indoor tanning services. Since the Company opened its first indoor tanning center in 1994, we have refined the concept through a number of evolutionary changes.
These refinements have included more sophisticated management and operational control systems than found in typical tanning stores, distinctive interior and exterior designs, standardized color schemes, uniform store layouts and facilities. The Company is confident that the concept store has been sufficiently refined for introduction into new markets.

     The concept store is an integrated marketing approach evident in both the exterior and interior of the stores. Each new Paradise Tan indoor tanning center has a standardized design and color scheme that combine to give each store a consistent architectural look. Each 1,600 to 2,600 square foot concept store is equipped with eleven to twenty state of the art tanning beds and booths. With average tanning sessions of ten to twenty minutes, members have continuous access and availability of equipment to fit individual tanning needs and schedules. A typical Paradise Tan indoor tanning center will operate somewhat longer hours than a typical family owned tanning center. Location hours vary by season. The Company believes that implementation of the concept store will force competitors within a market area to compete on a similar level, requiring them to raise significant capital within a short period of time or withdraw from the market.

     Along with a standardized interior design, color scheme and upscale atmosphere, our Paradise Tan locations use a consistent set of management and financial information and control systems that the Company has developed. These control systems include the use of a computerized database to ensure that customers are tanning within safe limits for their age and skin type. The Company also requires training of its employees and managers and those of its franchisees. The Company has the right to require its management, employees and those of its franchisees to attend continuing training if necessary. The use of management and financial control systems allows the Company to monitor the financial health of its Company-owned locations and those of its franchisees; these controls include daily and weekly gross sales reports, monthly and quarterly profit and loss statements and annual financial statements for each Paradise Tan Company-owned and franchised location.

     The next phase of the Company's strategy is to rapidly expand the number of indoor tanning centers in existing markets to increase market penetration and expand its market areas. Within the next eighteen months, the Company plans to open or acquire, on average, approximately one Company-owned and operated store per quarter for the next six quarters, for a total of up to six new stores. Further expansion beyond this period will depend upon (i) the Company's ability to generate sufficient cash flow from its operations to open additional stores,
(ii) the use of franchising, (iii) successfully obtaining additional debt or equity capital through institutional borrowings or additional offerings or (iv) a combination of the above.

     The Company has recently implemented a strategy to acquire all of the franchised and licensed locations in the Dallas/Ft. Worth area and operate them as Company-owned locations. As part of this strategy, the Company has acquired one location in the second quarter of 2004 from a licensee, acquiring all of the location's equipment for under market price. The Company is currently operating an additional licensed location and intends to acquire the location and its equipment by taking over existing financing. This transaction has not yet been finalized.

     The Company currently estimates that the cost to construct and equip a Paradise Tan concept store is approximately $150,000 to $175,000. Of this amount, approximately $65,000 is required for leasehold improvements and equipment meeting the Company's specifications and $85,000 to purchase tanning beds, booths and related equipment, inventory and miscellaneous expenses. The cost of acquisition of an existing indoor tanning center from a competitor and refurbishing it as a Paradise Tan indoor tanning center will vary from location to location.

     One of the latest innovations in the tanning industry is UV Free Tanning. UV Free Tanning allows a person to get a tan with the application of a mist sprayed onto the skin to produce a tan. The Company is in talks with a manufacturer to utilize their equipment to supply our Paradise Tanning Centers locations. We currently operate seven UV Free Tanning units with plans to expand this to all of our current and future locations.

     The Company also plans to capitalize on growing consumer awareness of the Paradise Tan brand by offering a full line of tanning products, including lotions and accelerators. The Company does not currently plan to manufacture its own product lines, but intends to utilize contract manufacturers that will private label the Company's formulations. The Company believes that offering its own tanning products on a national basis will promote brand recognition and benefit sales of its indoor tanning services.

     SEASONALITY. The indoor tanning business is seasonal, with most memberships sold in the period from January through June. Paradise Tan uses an "autodraft" system, which automatically deducts monthly payments from a customer's bank account. This allows for cash flow throughout the year, but also allows the customer to cancel at any time. Customers may also put memberships "on hold," which allows the customer to remain as a member without having fees deducted for a set period of time.

     ADVERTISING AND PROMOTION. The Company currently uses several methods of advertising and promotion, including print and broadcast media in the two markets that it serves. Franchisees are required to participate in chain-wide advertising and local advertising. Most of the Company's advertising dollars are spent in the local area through direct mail coupon offers. Each mailing is targeted by zones containing several postal zip codes that coincide with the market area of a particular store or group of stores. The Company places its direct mail advertising primarily with national direct mail advertising companies. As the Company expands, we can benefit from price reductions and preferential bookings offered by its advertising companies for larger mass mailings. The Company also uses billboards to target specific demographic market areas and as a general promotion to increase brand recognition with the general public. The Company has used television advertising on a seasonal basis. The main chain-wide advertising today consists of the expenses for developing and maintaining the Company's website and related efforts to gain wider recognition of the Paradise Tan brand name in the industry and with consumers.

     As the number of Paradise Tan indoor tanning centers in a market area becomes sufficient to justify an increase in the amount of the advertising budget devoted to broadcast advertising, the Company intends to expand its use of radio and television advertising. The Company also offers referral promotions to existing members, which has proven to be an effective low-cost marketing tool.

     TRADEMARKS. The Company has filed trademark applications with the United States Patent and Trademark Office (the "PTO") to obtain exclusive use of its trademarks Paradise Tan and Paradise Tanning Centers and associated artwork. The Company regards its trademarks as valuable assets and believes they have significant value in the marketing of its services and associated products. The Company intends to protect its intellectual property vigorously against infringement. Since, however, the Company has yet received approval of its applications from the PTO, there can be no assurance that the Company will obtain the right of exclusive use of its trademarks. If the PTO fails to grant such trademark registrations, it could have a material adverse effect on the Company's business, financial condition and results of operations.

     COMPETITION. Competition within the tanning services industry is extremely high, with an estimated 20,000 to 25,000 tanning centers nationwide. The indoor tanning services market is highly fragmented, with no one company having a national presence. When the Company opens a Paradise Tanning Center in a new market area, it must compete against established local operators that have gained name recognition with local consumers. Because the Company competes against numerous operators, there is a substantial likelihood that competitors in some markets will have significantly greater financial, advertising and marketing resources than the Company.

     The Company competes on the basis of convenience, variety and quality of services offered, price, value, name recognition, advertising and marketing. In addition, the Company believes that its concept, which sets the Company apart from other competitors, will be an important factor in its ability to compete on a regional and national basis.

     Although significant new competitors may enter a market in which the Company operates, the Company believes this risk is somewhat mitigated by barriers to entry, such as high start up costs and lead times necessary to develop management systems and to adequately train managerial personnel. The Company believes that it's most significant competitive limitation has been the lack of capital necessary to implement its business strategy. The Company's limited capital has affected the scope of its advertising and promotional activities and the ability to expand its business through the opening of new locations within its current markets and to open centers in new markets.

     EMPLOYEES. As of December 30, 2004, the Company had 28 employees, of which 8 were full time and 20 were part time, including 6 in managerial positions, 2 in administrative positions and the remainder in sales, store staff and customer service. The Company has not entered into any collective bargaining agreements with its employees. The Company believes that its relations with its employees are excellent.

     GOVERNMENTAL REGULATION. Both state and federal laws and regulations affect the indoor tanning services industry. The applicable federal laws and regulations do not affect the Company directly, but are primarily targeted at manufacturers of tanning booths, beds and other devices used by the Company in its day-to-day operations. The principal federal laws regulating the manufacture of indoor tanning devices are the Federal Food, Drug and Cosmetic Act administered by the Federal Food and Drug Administration (the "FDA"), the Public Health Service Act and the Radiation Control for Health and Safety Act. Because of the potential for injury and misuse of tanning devices, the FDA has issued stringent rules and regulations governing the manufacture and use of indoor tanning devices. These regulations include limits on the ultraviolet light emitted by indoor tanning devices, safe operation of such devices, timers, warning labels and the like.

     The Company believes that the laws governing the manufacture and use of tanning devices are both necessary and appropriate. The Company purchases only indoor tanning devices that meet or exceed the standards required by the FDA. For the personal safety of its customers, the Company's employees monitor the use of its tanning beds and booths to assure compliance with the FDA guidelines. The Company's tanning beds and booths are installed, maintained and repaired by qualified employees or contractors in accordance with manufacturer's specifications.

     State regulation of the indoor tanning industry varies from state to state. Many states have no laws or regulations regarding indoor tanning. As of the date of this registration statement, twenty-eight states have either adopted or are in the process of adopting laws and regulations dealing with the indoor tanning industry. State laws primarily regulate the health and safety aspects of indoor tanning operations rather than regulating the indoor tanning devices used. Both Texas and Arizona have adopted the FDA rules regarding indoor tanning devices. Typically, states require a minimum customer age of 13 (with parental consent and supervision), use of protective eyewear during any tanning session, maintenance of proper exposure distance and maximum exposure time as recommended by the manufacturer and availability of suitable physical aids such as handrails. Texas requires a minimum age of 13 years, with parental consent. Arizona does not have an age limit. The Company's internal policies require that customers be at least 14 years old. Customers aged 14 and 15 years must be accompanied by a parent and have written parental consent. Customers that are 16 or 17 years old require written parental consent. Violation of the federal or state laws or regulations could result in criminal or civil penalties. The Company's internal controls allow the Company to monitor the compliance of its Company-owned, franchised and licensed locations with the existing state regulations.

     We currently operate in the states of Texas and Arizona, both of which have adopted laws and regulations regarding the indoor tanning industry. Both states require the licensing of indoor tanning facilities. In Texas, the indoor tanning regulations are administered by the Texas Department of Health. The Arizona Radiation Regulatory Agency enforces Arizona's indoor tanning regulations. The Company's locations meet or exceed the regulatory standards required by the Texas and Arizona laws and regulations.

     The Company has designed its Paradise Tanning Center concept, including management controls and operating systems, to comply with applicable federal and state regulations and to monitor each location's compliance. Management believes that the Company's operations meet or exceed the requirements of all applicable or proposed statutes and regulations.

RISK  FACTORS

     We believe that our business is subject to numerous risk factors. We believe that the following are the material risk factors that impact our business.

GENERAL  RISK  FACTORS

     ECONOMIC AND SEASONAL CONDITIONS. The Company's business is seasonal in nature and is also subject to economic fluctuations. Purchases of the Company's tanning services and related products are discretionary and tend to decline during periods of recession when discretionary or disposable income is lower. Any significant decline in general economic conditions or uncertainties regarding future economic prospects affecting consumer spending habits could have a material adverse effect on the Company's business, financial condition and results of operations.

     Use of the Company's indoor tanning services declines during the summer months (June, July and August) when natural sunlight is available for outdoor tanning. The Company's Autodraft program does even out the seasonality, since this program provides cash flow throughout the year, but it is still a challenge to the business. Seasonal variations in consumer use of indoor tanning facilities can materially affect the Company's ability to sell its services resulting in uneven membership sales and operational cash flow among fiscal quarters. See Item 2, "Management's Discussion and Analysis of Financial or Plan of Operations--Liquidity and Capital Resources."

     ACCUMULATED DEFICIT AND OPERATING LOSSES. The Company has a substantial accumulated deficit as of September 30, 2004 of ($4,811,072) and has operating losses of ($339,447) in the nine-month period ended September 30, 2004. We can give no assurances that the Company will show an operating profit at any time in the future. If the historical losses continue, the Company may be unable to continue as a going concern. The Company has funded its operating losses by raising additional capital from private investors or through debt. The Company has also been actively reducing expenses and streamlining its operations, while simultaneously increasing sales. In the past year, the Company sold one Company-owned location to a licensee as a way to increase the Company=s liquidity and capital resources. (See Item 2, "Management's Discussion and Analysis"). The Company is also actively seeking new franchisees, licensees and tanning center locations to increase revenues. Adding additional tanning center locations should increase overall sales while also spreading the Company=s fixed overhead costs over a greater number of locations, lowering the percentage of such fixed costs to revenues and ultimately moving the Company toward profitability. We can give no assurances that we will be able to achieve these goals and become profitable in the short or long-term.

     LIMITED CAPITAL; NEED FOR SIGNIFICANT ADDITIONAL FINANCING. The Company has met its capital and operating requirements to date through private sales of securities, borrowings from officers and unaffiliated third parties, and from operational cash flow. Based upon the Company's business strategy and current financing plans, we believe that the Company will be able to meet its cash requirements for approximately one year. The Company's continued operations and expansion plans thereafter will depend upon revenues, if any, from operations and the availability of significant future equity and/or debt financing. The Company has no commitments for additional financing, except as described below in Item 2, "Management's Discussion and Analysis." We can give no assurance that the Company will have sufficient revenues or be able to obtain additional financing on satisfactory terms or that it will be able to maintain profitable operations. See Item 2, "Management's Discussion and Analysis."

     UNCERTAIN RETURN OF INVESTMENT. An investment in our common stock is subject to a very high degree of risk. No one should purchase our common stock that is not able to risk the loss of their entire investment. This uncertainty is related to our history of operating losses and need for additional capital.

     DEPENDENCE ON KEY PERSONNEL. The Company is dependent upon the services and business expertise of its executive officers and certain key employees. The loss of any one of these individuals could have a material adverse effect on the Company.

     Since the Company's inception in 1994, it has been under the management of Ron Schaefer, who is now the Company's President. In 1998, Dan Sturdivant joined the management team. He is currently the Company's Vice President. There can be no assurance at either Mr. Schaefer or Mr. Sturdivant will actively stay with and contribute to the Company. Both Mr. Schaefer and Mr. Sturdivant have employment agreements with the Company that include non-competition clauses. Each employment agreement has a three year term expiring September 1, 2006 and renew annually for additional one year terms, unless terminated by the Company or the employee in writing.

     The Company believes that its future success will depend upon its ability to attract and retain skilled and knowledgeable management, marketing and operations personnel. We can give no assurance that the Company will be successful in retaining key employees or in securing the services of other qualified personnel. See Item 5, "Directors and Executive Officers, Promoters and Control Persons."

     CONTROL  BY  PRINCIPAL  STOCKHOLDERS.  The Company's principal stockholders
(the "Principal Stockholders") directly own a total of 15,213,329 shares of Common Stock of the Company, representing approximately 65% of the outstanding shares of Common Stock. This does not include shares subject to immediately exercisable options. Each director was issued options to purchase up to 5,000,000 shares of common stock at an exercise price of $.10 per share, for total shares owned, on a fully diluted basis, of 35,213,329, or 81% of the fully-diluted shares of common stock. As a result, the Principal Stockholders will be in a position to control the Company through their ability to determine the outcome of elections of the Company's directors, adopt, amend, or repeal the Bylaws and take certain other actions requiring the vote or consent of the stockholders of the Company. See Item 4, "Security Ownership of Certain Beneficial Owners and Management."

     RISKS RELATED TO BUSINESS EXPANSION. During the last ten years, the Company has expanded within its initial trade area of metropolitan Dallas/Fort Worth, Texas and has expanded to Phoenix, Arizona. The Company's ability to accomplish its goals is dependent upon implementation of its aggressive expansion plans as part of its business strategy. However, the Company's business is subject to a number of risks related to expansion, any one of which could have a material adverse effect on its business, financial condition and results of operations.

     The Company also believes that UV-free tanning will continue to be popular with its customers. The Company intends to purchase two UV-free tanning machines in the coming year, at the cost of approximately $35,000 per unit. The Company's strategy is to have at least one UV-free tanning booth at each Paradise Tan TM location.

     The Company's business strategy and expansion plans may place significant strain on the Company's management, working capital, financial and management control systems, and staff. The failure of the Company to properly respond to these needs by failing to maintain or upgrade financial and management control systems, failing to recruit additional staff or failing to respond effectively to difficulties encountered during expansion could adversely affect the Company's business, financial condition and results of operations. Although the Company has taken steps to ensure that its management and financial systems and controls are adequate to address its current needs and is attempting to recruit and train additional staff, there can be no assurance that the Company's systems, controls or staff will be adequate to sustain future growth.

     The key aspect of the Company's business strategy is to expand the number of indoor tanning centers it operates and the trade areas (cities/states) in which the new or acquired locations, (both Company owned and franchisees/licensees) will be located. There is no assurance that the Company will be able to continue to secure attractive site locations on economic terms that are acceptable to the Company in a timely fashion and achieve the Company's expansion objectives. In addition, there can be no assurance that the Company's plans to expand will be successful, that new or acquired stores will be profitable. See Item 1, "Description of Business - Business Strategy" and " - Competition."

     FRANCHISING AND LICENSING. The Company's growth strategy includes increasing the number of franchised or licensed locations. This is a new area for the Company and we have limited experience in franchising and licensing. There can be no assurance of that the Company will succeed in increasing the number of franchised or licensed locations, or that increasing such franchised or licensed locations will outweigh the costs of implementing and increased franchising and licensing strategy. If a Company owned location is sold to a franchisee/licensee, the Company will experience a loss of revenues, outside of the franchise or license fees, until another location can be added to replace the revenues.

     COMPETITION. The indoor tanning services industry is extremely competitive. The Company competes with numerous competitors offering indoor tanning services within any given trade area. Competition occurs not only from other tanning locations but also from health clubs that offer tanning services or facilities to their members as part of their existing services. The Company will compete against numerous competitors, most of whom may have significantly greater financial, advertising and marketing resources than the Company. The Company's future success will depend to a significant degree upon (i) its ability to rapidly expand and establish itself as a dominant competitor within a given trade area thereby discouraging additional competitors from entering the market, and (ii) the constraints imposed by the Company's financial resources. See Item 1, "Description of Business - Competition."

     MARKETING. The success of the Company is likely to be dependent on adequate marketing and support resources, both of which are difficult to predict accurately. Marketing includes advertising and promotional materials and advertising campaigns in both print and broadcast media. There is no assurance that the marketing efforts of the Company will be successful or that the Paradise Tan indoor tanning centers can obtain or maintain an adequate attendance base. There is also a risk that tanning salons may be a passing fad and will peak in a few years and then not grow sufficiently to meet the Company's expectations.

     UNCERTAINTY OF EXPANSION STRATEGY. The Company plans to expand its number of locations. Any such expansion will depend on, among other things, the Company's capital resources, the availability of suitable indoor tanning center sites or potential acquisitions, the timely development and construction of locations, the ability to hire skilled management and other personnel, management's ability to successfully manage growth (including monitoring individual locations, controlling costs, implementing marketing and advertising, maintaining effective quality and financial controls), and the availability of sufficient cash flow from operations. The Company can give no assurance that such cash flow will be available or that the Company will be able to open all its planned new locations or, if opened, that these locations can be operated profitably. See Item 1, "Description of Business - Business Strategy."

     LACK OF MARKET ANALYSIS. The Company has performed, to date, no scientific, empirical or other form of detailed market analysis or study to demonstrate the level of local or regional consumer acceptance of the Paradise Tanning Center concept other than its subjective observations regarding customers of the Company's current tanning centers. The Company can give no assurance that consumer acceptance of the Company's services and products will be sufficient to sustain the Company's ongoing operations.

     NO DIVIDENDS. The Company has never paid any dividends on the common stock and does not anticipate paying dividends for the foreseeable future. The Company intends to use any income received from operations for the Company's future operations and growth. Payment of dividends in the future would depend upon the Company's profitability at the time, cash available for dividends and other factors. See Item 8, "Description of Securities."

     NO CUMULATIVE VOTING. There is no cumulative voting for the election of directors of the Company. Accordingly, the holders of a majority of the Company's outstanding voting stock may elect all the directors of the Company, if they choose to do so, and the holders of the remaining shares will not be able to elect any directors. Currently, the Principal Stockholders own 65% of the shares of common stock issued and outstanding and are in a position to control the affairs of the Company, including the election of the board of directors. See Item 8, "Description of Securities."

     DEPENDENCE ON SINGLE BUSINESS; LACK OF DIVERSIFICATION. The Company is engaged solely in the business of offering indoor tanning services and related products to its customers and has no plans to enter into any other unrelated business. As a result, the financial success of the Company is completely dependent upon the Company's ability to successfully market its indoor tanning services to potential customers, the success of its business strategy and the continued existence/viability of the indoor tanning industry. Management does not believe that its current or future tanning locations can be readily adapted to other businesses without significant cost and expense and there can be no assurance that the Company would be successful in locating or operating any alternative business or that it would have sufficient financial resources to implement any significant change in its business. See Item 1, "Description of Business - Business Strategy."

     DEPENDENCE ON TRADE AND SERVICE MARKS. The Company has filed trademark applications with the PTO to obtain exclusive use of its trade and service marks. The Company regards its trade and service marks as valuable assets that have significant value in the marketing of its services. The Company intends to protect its trade and service marks vigorously against infringement. Since the PTO has not yet approved the applications, the Company can give no assurance that any of its applications will be granted and that it will obtain the right of exclusive use of its trade and service marks. Failure of the PTO to grant such trade and service mark registrations could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the lack of a registered trademark could have a material adverse effect on our ability to either franchise or license our business and related marks.

     INDEMNIFICATION. The Company's bylaws provide for the indemnification of, and the advancement of expenses to, the directors and officers of the Company in connection with proceedings and claims arising out of their status as such to the fullest extent permitted by the Texas Business Corporations Act, as amended (the "Texas Act"). These provisions require the Company to fund litigation expenses of indemnified officers and directors. To the extent that the Company funds such expenses and the indemnified officer or director loses such suit or proceeding, the Company may be unable to obtain a refund of the funds it advanced. In addition, the bylaws contain certain provisions intended to facilitate receipt of such benefits. The Company alsointends to purchase customary directors' and officer liability insurance policies for its directors and officers, if such insurance is available at a cost that the Board of Directors deems prudent; however, the Company has yet to purchase such coverage and would be required to fund any request for indemnification from its operating revenues, loans or sales of securities.

RISKS  ASSOCIATED  WITH  THE  INDOOR  TANNING  INDUSTRY

     HEALTH RISKS AND IMPLICATIONS ASSOCIATED WITH TANNING. The success of the Company's business is significantly dependent upon the consuming public sustaining a belief that the benefits of indoor tanning outweigh the risks of exposure to ultraviolet light. Any significant change in public perception of indoor tanning caused by scientific studies, government reports, rumors or otherwise that link tanning (indoor or outdoor) to a significant increase in the likelihood of skin cancer or other skin diseases, could have a material adverse effect on the Company's business, financial condition and results of operations. In December 1994, the American Medical Association ("AMA") House of Delegates, a physician industry group, adopted Resolution 217 in which the AMA reaffirmed its current policy concerning indoor tanning facilities that encourages implementation of state and local indoor tanning facility regulations and urges the FDA to ban the sale and use of tanning equipment for non-medical purposes. See Item 1, "Description of Business - Government Regulation."

     LIFESTYLE TRENDS. The Company's success depends upon the consuming public's continued perception that having a tan is desirable. A change in the public's perception or desire to be tan could cause a substantial decline in membership sales and usage of the Company's facilities, which could adversely affect the Company's business, financial condition and results of operations. This adverse effect could be material given the Company's aggressive expansion plans and the Company's dependence on lengthy commercial leases for its stores. A significant reduction in revenues due to changes in consumer lifestyles could result in operating income becoming insufficient to cover operating expenses. See Item 1, "Description of Business - Business Strategy."

     LOTIONS. The Company is planning to expand its lotion line, but we can give no assurance that the Company will generate sufficient revenues to offset the cost of expanding its lotion line. The lotion business is very competitive. Further, although we believe we sell the best lotions available, we can give no assurance that a customer will not burn themselves while using a lotion or have an allergic reaction to a lotion and bring suit against the Company for damages.

     UV FREE TANNING. This is a new and upcoming business area, emerging onto the scene about four years ago, but without consistent historical results. Although today's spray-on tanning equipment features advanced technology that provides an even, all-over tan to customers and offers indoor tanning centers a new revenue source (without the possible effects of ultraviolet light exposure), the technology and cosmetic results do not have a long-term history. Manufacturers of this equipment are attempting to patent their equipment, so we are opting to use existing manufacturers instead of developing our own proprietary equipment at this time. Also UV Free Tanning is new and unforeseen problems could develop, which could include limited consumer acceptance, allergic reactions, burns, product liability lawsuits and the like. To date, we are not aware of any product liability litigation involving UV Free Tanning.

     CHANGES IN GOVERNMENT REGULATIONS. Both federal and state laws and regulations affect the indoor tanning industry and the Company. While federal laws currently are directed towards the manufacturers of tanning devices and not at providers of indoor tanning services, we can give no assurance that the federal government will not introduce laws and/or regulations which may have a substantial impact on the Company, its operations and profitability. In addition, the state laws and regulations of Texas and Arizona currently affect the Company as they set minimum consumer safety standards for operation of indoor tanning equipment. These laws and regulations require minimum operating standards, employee education, methods of operation and licensing. Due to the potential for injury to consumers, the possibility of governmental reports containing findings that are detrimental to the indoor tanning industry in general, and the Company in particular, and possible misuse of the tanning devices by customers or store personnel, the Company can give no assurance that the states in which it currently operates (or intends to operate in the future) will not introduce new laws and regulations effecting the indoor tanning industry or modify existing ones, which may have a substantial impact on the Company, its operations and profitability. See Item 1, "Description of Business."

     TECHNOLOGICAL OBSOLESCENCE; NEW TECHNOLOGIES. Development of new or improved tanning devices, processes or technologies may make the Company's inventory of tanning devices and related products obsolete or less competitive requiring substantial capital outlays by the Company to purchase new devices or related products to replace those that become obsolete. We can give no assurance that we will have or be able to obtain the necessary capital resources to purchase new equipment and products to replace those that have become obsolete.

     In addition, medical research is constantly creating new technologies, drugs, skin creams, lotions and chemical compounds. There can be no assurance that the indoor tanning industry in general and the Company in particular will not be replaced by new medical technologies, including but not limited to, drugs, skin creams, lotions or other chemical compounds that will make the services offered by the Company unnecessary or obsolete.

     SAFETY AND HEALTH RISKS. The Company maintains numerous tanning devices at its various Paradise Tanning Centers. All of its tanning devices have a timing mechanism and contain multiple light bulbs that emit ultraviolet radiation. These devices are regulated by the FDA as medical devices and are potentially dangerous if misused or abused. We can give no assurance that one or more of our customers will not be seriously or fatally injured due to overexposure to ultraviolet radiation as a result of improper or negligent operation of a tanning device, a failure or malfunction of a tanning device, its control or timing mechanism or ultraviolet light bulbs. Although we currently maintain liability insurance for Company-owned locations, and require franchisees and licensees to carry such insurance, we can give no assurance that we will be able to maintain such insurance in the future or that such insurance will have sufficient limits to adequately cover our costs and expenses of litigation and our possible liability for damages sustained by one or more of our customers. A significant damage award or settlement, over and above the Company's insurance policy limits, if any, will have a substantial impact on the Company's profitability or cause the Company to cease as an operating concern. See Item 1, "Description of Business - Governmental Regulation."


ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION.

     The following is a discussion of the financial condition and results of operations of the Company for the years ended December 31, 2002 and 2003 and the nine month periods ended September 30, 2003 and 2004. This discussion should be read in conjunction with the Financial Statements of the Company and the related notes thereto appearing as an exhibit to this registration statement.

OVERVIEW.

     The Company was founded in 1994 and opened its first tanning location in that same year. Since then, the Company has experienced significant growth in sales within its current market area of Dallas/Fort Worth, Texas. The Company's revenues were $976,281 in the year ended December 31, 2002 and $1,013,463 in the year ended December 31, 2003. In the nine months ended September 30, 2004, we had revenues of $684,805, as compared with $592,796 for the nine months ended September 30, 2003. We can give no assurance that the Company's revenues will not decline in future periods. The Company experienced net losses of ($2,922,311) and ($384,409) in the years ended December 31, 2003 and 2002, respectively.

     The Company's recognition of revenue for tanning membership sales lags the cash receipts from the membership contracts, resulting in significant deferred revenue at any point in time. Revenue from membership sales is recognized on a straight line basis over the appropriate membership period.

     The Company recognizes that part of its future business strategy consists of franchising its Paradise Tan concept as widely as possible. However, the Company has decided, for the short term, to repurchase existing franchised or licensed locations in the Dallas/Ft. Worth area if those locations become available. The Company may franchise or license additional locations outside of the Dallas/Ft. Worth area in the next twelve months, but is now in the process of revising its franchise and licensing program.

     RESULTS OF OPERATIONS.

     The table on the following page sets forth, for the periods presented, the percentage relationship of certain line items from the Company's statements of operations to revenues for such periods.

                      EXPENSE AS A PERCENTAGE OF REVENUES
                               PARADISE TAN, INC.

                      Year  Ended  December  31             Nine  Months'
                                                         Ended  September  30

                         2002         2003                 2003         2004
                      ----------   ----------           ----------   ----------

Revenues                    100%         100%                 100%         100%

Costs  and  Expenses:
   Costs of Operation        89%         349%                 366%         104%
   Depreciation and
   Amortization              37%          13%                  14%          20%

   Taxes and Other            0            0                    0            0

Total Costs and Expenses    126%         363%                 459%         124%

Other Income/Expense          6%          18%                  28%          18%

Net Income(Loss)            (32%)       (270%)               (395%)        (50%)

     While we expect the average operating costs per location to increase over time based on inflation, we expect such costs to be offset by the additional revenues and cash flows attributable to such operations. This expectation is based on the additional revenue the Company expects to generate by the branding of the Paradise Tan name, increasing the quality of services and by an expected increase in per location sales revenue generated by increased advertising. We expect these increased sales to offset the increase in overhead expenses. Specific areas in which average per store costs are expected to increase include the costs of facilities leases, salaries and commissions, depreciation and amortization.

     As the Company expands into new markets, we anticipate higher general and administrative expenses to support the planned growth. Note that the Company is in the process of revising its franchising and licensing program, which it expects to rollout by the third quarter of 2005. The base amount of the top level management's salaries should not experience any significant change; however that could change.

     Revenues. Revenues for the nine months ended September 30, 2004 increased to $684,805 or 18% from the nine months ended September 30, 2003. During 2003, the Company sold certain locations, one of which it repurchased in the nine months ended September 30, 2004 at a very favorable price and financing terms. In addition, the Company has taken over the management of another formerly Company-owned facility, which had the effect of increasing Company revenue during this period. The company may repurchase this facility during a future period. The company has waived franchise and license fees during this period, which has a negative impact on revenues.

     The Company's revenues come from three distinct areas: Tanning Services, Product Sales and Franchise or License fees. Revenues for tanning services for the nine months ended September 30, 2004 increased $124,485, or 28% from the nine-months ended September 30, 2003. Revenues from product sales for the nine months ended September 30, 2003 decreased ($27,523), or 18.4%, from the nine months ended September 30, 2003. The Company attributes this decrease to the sale or conversion of tanning center locations. The Company had no revenues from franchise and license fees for the nine months ended September 30, 2004, as compared to $24,100 in the nine months ended September 30, 2003. In order to encourage the franchising and licensing of locations, the Company waived franchise and license fees in the nine months ended September 30, 2004.

     The Company may sell some additional Company-owned locations in order to focus on its franchising and licensing activities, except that the company may repurchase locations in its immediate sales area if such locations are available at attractive prices.

     Costs and Expenses. Costs and expenses of operations for the nine months ended September 30, 2004 decreased $2,199,974, or 72% from the nine months ended September 30, 2004. This was primarily the result of expenses of stock-based compensation to directors and compensation to consultants paid in 2003. In 2003, the Company granted each member of the board of director's options to purchase 5,000,000 shares of the Company's common stock at $.10 per share, exercisable for ten years, for which the Company booked an aggregate expense of $1,660,490. This expense did not recur in 2004. Costs and expenses as a percentage of total revenues were 124% in the nine months ended September 30, 2004, as compared with 514% in the nine months ended September 30, 2004. This decrease was based on the non-recurring costs of stock compensation of the Company's officers and directors paid in 2003.

     The Company intends to continue to cut overhead costs where such economies will not adversely affect product and service quality.

     Depreciation and Amortization. Depreciation and amortization expenses were $135,533 in the nine months ended September 30, 2004, as compared with $80,754 for the nine months ended September 30, 2003, an increase of $54,779, or 68%. The increase in this expense item resulted from the repurchase by the Company of a location it had sold in 2002.

     FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2002.

     Revenues. Revenues for the fiscal year ended December 31, 2003 increased by $742, less than 1% from fiscal 2002. Revenues were flat for the year.

     The Company's revenues come from three distinct areas: Tanning Services, Product Sales and Franchise or License fees. Revenues for tanning services for the year ended December 31, 2003 increased $58,215, or 7%, from the year ended December 31, 2002. Revenues from product sales for the year ended December 31, 2003 decreased $21,033, or 12%, from the year ended December 31, 2002. The
Company attributes this decrease to the sale or conversion of tanning center locations. Revenues from franchise and license fees for the year ended December 31, 2003 were negligible, as were such revenues for the year ended December 31, 2002. In order to encourage the franchising and licensing of locations, the Company waived the franchise and license fees in the years ended December 31, 2003 and 2002.

     Costs & Expenses. Costs and Expenses for fiscal 2003 increased $2,525,705 or 220%, from fiscal 2002. These costs and expenses as a percentage of total revenues were 364% in 2003 compared to 117% in 2002. The expenses were severely impacted by the payment of over $2,500,000 in consulting fees in 2003 principally  via  non-cash  payments  of  common  stock.

     Depreciation and Amortization. Depreciation and amortization expenses were $135,993 in 2003 and $133,012 in 2002. Depreciation and amortization are non-cash expenses.

     LIQUIDITY AND CAPITAL RESOURCES. Cash on hand for the Company at the nine months ended September 30, 2004 was $647,844, all of which is restricted, as compared with the year ended December 30, 2003, where unrestricted cash was $54,881 and restricted cash was $647,844. The Company's decrease in cash for the nine months ended September 30, 2004 was the result of expenses of operations exceeding revenues. The Company operates on a tight cash flow and would benefit from an additional influx of capital. It could save about $10,000 per month or about $120,000 annually alone by retiring or at least restructuring its debt.

     The Company is currently exploring a number of means to add additional capital to the Company and to retire Company debt, of which $750,000 is due to be repaid in the next two years. The Company is considering raising additional equity by sales of its securities in either a private or public offering, as described below.

     In 2003, the Company raised $1,000,000 in equity financing through a private placement of its common stock. The Company is also considering various forms of debt financing and debt restructuring, either with its current creditors or new lenders.

     Over the next 12 months, the Company expects to need approximately $1,200,000 in a combination of revenues from operations, additional equity or debt financing to remain in business and execute its business plan.

     The Company is working with Chuckanut Capital Group, Ltd., ("Chuckanut") to structure additional debt financing of up to $20 Million to assist the Company in executing its business plan and restructure its existing debt. Chuckanut is also assisting the Company in obtaining an additional $10 Million in equity to help service the additional debt. We can give no assurances that the Company will be successful in raising additional equity or debt financing through Chuckanut or any other merchant banking firm.

     SEASONALITY. The Company's business is seasonal in nature in that the most active fiscal quarters for taxing activities and in new membership sales are the first quarter (January-March), which is the strongest, and the second quarter (April-June). The impact on liquidity and capital resources of the seasonal nature of tanning activity in a reduction in the generation of cash from sales of memberships, tanning products and other tanning services during the last two quarters of the Company's fiscal year. The first two quarters historically have accounted for approximately 60% of sales.

     Although membership sales volume in the tanning stores is seasonal, the impact of such seasonality on the Company's Financial Statements is partially mitigated by the Company employing a monthly autodraft on the memberships to keep the seasonality fluctuations in cash flow less dramatic and more consistent.

     INFLATION. The Company has generally been able to offset cost increases with increases in the prices for its services. Accordingly, the Company does not believe that inflation has had a material effect on its results of operations to date. However, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

     CRITICAL ACCOUNTING POLICIES. The Company, together with its auditors, has identified certain critical accounting policies that affect the Company. In particular, the Company's method for revenue recognition is critical, since it impacts the Company's entire financial statement, taken as a whole. It is also important in light of the Staff Accounting Bulletins published by the Securities and Exchange Commission over the past several years. The Company recognizes revenue from tanning services and products at the time the services are rendered or the product sold. Revenues from membership fees are recognized monthly on a straight-line basis, even for pre-paid membership fees. Revenues from initial franchise fees are recognized upon the opening of a tanning center location, with monthly franchise and license fees recognized on a monthly basis when paid.

                             SELECTED FINANCIAL DATA

     Selected financial data shown below for the nine months ended September 30, 2004 and September 30, 2003 and the years ended December 31, 2003 and 2002 were derived from the financial statements of the Company. This table should be read in conjunction the Financial Statements and related notes thereto included as an exhibit to this registration statement.


INCOME STATEMENT DATA     YEAR ENDED DECEMBER 31              NINE MONTHS ENDED
                                                                 SEPTEMBER 30
                             2002        2003                  2003         2004
                          ----------  ----------            ----------   ----------

Revenues                     976,281   1,013,463               592,796      684,805
Costs & Expenses           1,150,133   3,675,838               804,186      850,873
Operating Income (Loss)     (211,925) (2,736,888)             (241,833)    (213,339)
Other Income (Expense)      (172,484)   (185,423)              (46,299)    (126,109)
Net Income (Loss)           (384,409) (2,922,311)             (288,132)    (339,448)

                                    DECEMBER 31, 2003         SEPTEMBER 30, 2004
BALANCE  SHEET  DATA
TOTAL ASSETS                           1,639,912                          1,458,894
TOTAL LIABILITIES                      1,391,642                          1,743,676
STOCKHOLDERS EQUITY (DEFICIT)            248,270                           (284,782)



ITEM  3.  DESCRIPTION  OF  PROPERTY.

The Company leases 7 locations for its Company-owned Paradise Tan tanning centers, located at:

7802  Harwood  NRH,  TEXAS  76180

1060  N.  Main,  Euless,  TEXAS  76039

6700  Denton  Highway,  Watauga,  TEXAS  76148

500  W.  Southlake,  Southlake,  TEXAS  76092

2041  Rufesnow,  Keller,  TEXAS  76248

7451  N.  Beach  Street,  FT.  Worth,  TEXAS  76137

5980  Rufe  Snow  #120,  North  Richland  Hills,.  TEXAS  76180

The Company also leases premises at 6700 Denton Highway, Suite H, Watauga, Texas for use as its corporate headquarters. The Company believes that its corporate headquarters premises are adequate for its current needs and for the foreseeable future.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

The following table sets forth certain information as of December 30, 2004 regarding the ownership of the Company's Common Stock by (i) each person who is the owner of 5% or more of the outstanding shares of Common Stock, (ii) each director of the Company or director nominee and (iii) all officers and directors of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as owned by them.

Name and Address                                      Shares (2)     Percent
--------------------------                            ----------     -------
Ron Schaefer (1)                                       9,292,221       21.4%

Dan Sturdivant (1)                                     8,292,221       19.1%

Dan Broder (1)                                         8,312,221       19.1%

David  Rutkoske                                        9,316,666       21.5%
133  McDermott  Drive
Suite  200
Allen TX 75013

All Officers and Directors                            25,895,663       59.6%
as a group (3 persons)
--------------------------                            ----------     -------


1. The address of the officers and directors is in care of the Company at 6700 Denton Highway, Suite H, Watauga, Texas 76148

2. Includes 5,000,000 shares subject to options granted to each director or former director, which are exercisable at $.10 per share.


ITEM  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL PERSONS.

     DIRECTORS AND EXECUTIVE OFFICERS. The members of the Company's board of directors are elected annually and hold office until their successors are elected and qualified. The Company's officers are chosen by and serve at the pleasure of its board of directors. Each of the officers and directors has positions of responsibility with businesses other than the Company and will devote only such time as they believe necessary on the business of the Company. There are no family relationships among any of the directors, director nominees or executive officers of the Company. The Company's officers and directors or major shareholders are as follows:

     RONALD SCHAEFER, age 41 is the President, Treasurer and Secretary of Paradise Tan, the Vice President of Paradise Franchise International and a member of the Board of Directors of the Company. Mr. Schaefer has extensive experience in franchising, owning and operating various franchises since 1986. Before starting Paradise Tan, Mr. Schaefer owned a Premier Video franchise store between 1990 and 1995 and a Domino's Pizza franchise store between 1986 and 1990. He gained a strong understanding of the intricacies of franchisees operations when he managed and operated 9 Domino's Pizza locations with 180 employees under his supervision between 1981 and 1986.

     DAN STURDIVANT, age 55, is the Vice President of Paradise Tan, the President of Paradise Franchise International and a member of the Board of Directors of the Company. Mr. Sturdivant comes from a long entrepreneurial background. Before taking charge of the franchising efforts of the Company, Mr. Sturdivant owned a glass and window manufacturing company, Starlite Products, Inc., which he sold in February 1998. Between 1992 and the end of 1993, Mr. Sturdivant was regional sales manager for Speedy Auto Glass Franchising, selling franchises in Texas, New Mexico, Colorado and Wyoming. Prior to joining Speedy, he served as regional vice president of Windshields America, being responsible for sales and operations in a four-state area with 36 stores, 200 employees and annual sales in excess of $20 million. He graduated from Texas A&M Commerce in 1970 with a Bachelors in industrial management and a minor in Finance.

     DANIEL G. BRODER, age 45, is a Director of Paradise Tan. Mr. Broder is the founder and President of Daniel Broder & Associates, CPAs, PC, an accounting firm that has serviced business clientele in the Dallas/Fort Worth metropolitan area since 1986. His firm currently employs a professional staff of 10. Mr. Broder is a 1981 honors graduate of the University of Texas in Arlington, with his degree in Accounting. Upon graduation, Mr. Broder joined Price Waterhouse, and later went to Coopers & Lybrand, LLP. Mr. Broder founded his own accounting practice in 1986, which has grown to a million-dollar firm in a short time. Mr. Broder is a member of the Tax Society of CPAs, the American Institute of CPAs, the National Society of Tax Professionals and the American Institute of Tax Studies. He is involved locally with many Chambers of Commerce in the Dallas/Ft. Worth area.


ITEM  6.  EXECUTIVE  COMPENSATION.

     EXECUTIVE COMPENSATION. Mr. Schaefer is being paid an annual salary of $75,000 as the Company's President, Treasurer, Secretary and Chief Executive Officer. Mr. Schaefer is employed by the Company under a written employment agreement with a three year term expiring September 1, 2006, but which renews automatically each year and is extended for an additional year on the anniversary of the agreement. Either party may terminate the employment agreement in writing on sixty (60) days notice. This employment agreement contains a non-competition clause.

Mr. Sturdivant is the Company's Vice President, with an annual salary at this time of $6,000 per year. Mr. Sturdivant is not a full-time employee of the Company. Mr. Sturdivant is employed by the Company under a written employment agreement with a three year term expiring September 1, 2006, but which renews automatically each year and is extended for an additional year on the anniversary of the agreement. Either party may terminate the employment agreement in writing on sixty (60) days notice. This employment agreement contains a non-competition clause

Mr. Broder, a director and a Principal Stockholder of the Company, is paid advisory fees of $500 per month under a written consulting agreement. This agreement has a one (1) year term but is automatically renewed for an additional year on the anniversary of the agreement for an additional year.

Mr. David Rutkoske, a Principal Stockholder, is paid advisory fees of $500 per month under a written consulting agreement. This agreement has a one (1) year term but is automatically renewed for an additional year on the anniversary of the agreement for an additional year.

     DIRECTOR COMPENSATION. On September 25, 2003, the Company granted each member of its Board of Directors an option to purchase up to 5,000,000 shares of the Company's common stock at an exercise price of $0.10 per share, which was the fair market value of the common stock on the date of grant. In addition, Mr. Broder receives advisory fees of $500.00 per month. The Company reserves the right to pay its directors reasonable fees for attendance at meetings in the future.




                                                                   Long-Term  Compensation
                                                   ---------------------------------------------------
Name And Principal          Annual  Compensation   Other Annual   Awards                     All Other
Position             Year   Salary($)   Bonus($)   Compensation   Restricted Stock  Options  Awards
------------------   ----   --------    -------    ------------   ----------------  -------  ---------

Ronald Schaefer      2004   $ 75,000    $     0         None           None           None      None
President            2003   $ 75,000    $     0         None           None        $415,122     None
                     2002   $ 75,000    $     0         None           None           None      None



ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     Pursuant to the Merger Agreement between S. Joseph and Associates Inc. ("Z TAN") and the Company dated August 1, 1999, Mr. Rutkoske, a Principal Stockholder, owns 74,000 shares of Paradise Tan Preferred Stock that is convertible into Common Stock at $10 per share from his contribution of his five indoor tanning locations. Dan Sturdivant, Dan Broder and Ron Schaefer each own 20,666 shares of Paradise Tan Preferred Stock that is convertible at $10 per share from their contribution of their seven tanning salons.

     In August, 1999, the Company merged with Z TAN, keeping the Paradise Tan name. Before the merger, the Company was 75% owned by an affiliate of Messrs. Schaefer, Broder and Sturdivant. Z TAN was owned 100% by Mr. Rutkoske. As a result of the merger, Messrs. Schaefer, Broder, Sturdivant and Rutkoske each owned 20% of the merged entity, with an affiliate of Messrs. Schaefer, Broder and Sturdivant owed $670,000 and Mr. Rutkoske owed $790,000. Messrs. Schaefer, Broder, Sturdivant and Rutkoske each converted $50,000 of the debt owed to them to common stock and the balance of the debt owed to them to preferred stock, with Mr. Rutkoske owning 74,000 shares of preferred stock and Messrs. Schaefer, Broder and Sturdivant each owning 20,666 shares of preferred stock.

     In 2003, the Company issued a total of 133,329 warrants to purchase common stock exercisable at $2.00 per share to affiliates of Messrs. Schaefer, Broder, Sturdivant and Rutkoske. These warrants expire in April 2006. In addition, in 2001 and in 2003, the Company issued 100,000 warrants in each year to Round Table financial Services, Inc., an affiliate of Mr. Rutkoske, 100,000 of which expire in September 2006 and 100,000 of which expire in January, 2008. The current price of the Company's common stock is $0.11 per share.

     Also in 2003, the Company issued 2,500,000 shares of common stock to Mr. Schaefer and 2,500,000 shares to Mr. Rutkoske, in exchange for services rendered in the years 2000 to 2002. Furthermore, in September 2003, the Company granted options to purchase 5,000,000 shares of common stock to each director at an exercise price of $.10 per share. Mr. Rutkoske was a director of the company at the time these options were granted.

In May 2000, the Company entered into a consulting agreement with Round Table Financial Services, Inc. ("Round Table"), a company owned by Mr. Rutkoske, a
Principal Stockholder of the Company. Under that agreement, Round Table provides financial consulting services to the Company for a payment of $10,000 per month and expires May 15, 2005, which was extended on September 1, 2004 to May 15, 2008. If Round Table obtains financing for the Company, Round Table may negotiate a percentage fee for such services. The compensation under this agreement is approximately $437,500 in arrears on the date of this registration statement.


ITEM  8.  DESCRIPTION  OF  SECURITIES.

THE COMMON STOCK. The authorized common stock of the Company consists of 100,000,000 shares of Common Stock, par value of $.01 per share. The holders of Common Stock are entitled to one vote for each share held of record on the record date for each meeting of shareholders. No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal in all respects to any other share. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets available to holders of Common Stock after creditors have been paid in full and after any liquidation preference of any other class of stock, such as preferred stock, has been satisfied. The outstanding shares of Common Stock are fully paid and nonassessable. As of the date of this registration statement, there are 16,794,114 shares of Common Stock outstanding. Quotations for the Company's Common Stock are available on the over-the-counter "Pink Sheet" quotation system under the symbol "PTNK."

THE PREFERRED STOCK. The authorized preferred stock of the Company consists of 1,000,000 shares of Preferred Stock, with a par value of $10 per share. The holders of the Preferred Stock are not entitled to vote except as specifically required by law, as it is non-voting. The Company may issue the authorized Preferred Stock in classes or series, the rights, privileges and preferences of which are subject to determination by the Company's Board of Directors without further reference to the shareholders. The Preferred Stock will have preference over the Common Stock in the event of distribution of assets, whether voluntary or involuntary, but will be subject to the prior rights of creditors and debtholders. As of the date of this registration statement, there are 135,998 shares of Preferred Stock outstanding, with a face amount of $10 per share, with cumulative dividends at 8%.

WARRANTS. The Company has issued warrants are convertible into shares of the Common Stock of the Company at an exercise price of $2.00 per share. As of the date of this registration statement, the Company has warrants outstanding to purchase 739,995 shares of Common Stock of the Company, which expire on various dates from April 16, 2006 to January 1, 2008.

OPTION GRANTS. On September 25, 2003, the Company granted each member of its Board of Directors an option to purchase up to 5,000,000 shares of the Company's Common Stock at an exercise price of $0.10 per share, which was the fair market value of the Common Stock on the date of Grant. These options expire September 25, 2013.

NO PREEMPTIVE RIGHTS. Holders of the Common Stock have no preemptive rights to purchase additional securities that may be offered by the Company.

NO CUMULATIVE VOTING. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so.

DIVIDENDS ON COMMON STOCK. The Company currently plans to retain all available earnings generated by its operations for the development and growth of its business and do not anticipate paying cash dividends in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including future earnings, capital requirements, cash availability, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

REPORTS. The Company will furnish annual reports to shareholders containing audited financial statements.

STOCKHOLDER ACTION. Pursuant to the Texas Act, with respect to any act or action required of or by the holders of the Common Stock, the affirmative vote of the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law. The Company's bylaws contain provisions and impose advance notice procedures with regard to certain stockholder proposals.

Under the Texas Act, stockholders may take certain actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of the outstanding shares of the Common Stock entitled to vote thereon. Proper notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. The Principal Stockholders own approximately 65% of the outstanding Common Stock. Accordingly, such stockholders may be in a position to approve by written consent certain actions required or permitted to be taken by stockholders of the Company, including the election of directors. Pursuant to the rules and regulations of the Securities and Exchange Commission, if a stockholder action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Price quotations for the Company's Common Stock are posted presently on the over-the-counter "Pink Sheet" quotation system and have been since July 30, 2002. The Company intends to become a reporting company under the Securities Exchange Act of 1934, as amended, and intends to assist market makers in quoting the Common Stock on the OTC Bulletin Board when the Company becomes eligible. The Company can give no assurance that its Common Stock will ever be quoted on the OTC Bulletin Board in the foreseeable future, it at all.

(a)  Market  Price.

The historical prices for the Company's Common Stock on the Pink Sheets since the beginning of trading are as follows:

   Date        Open      High       Low     Close
 1-Nov-04      0.08      0.08      0.08      0.08
 1-Oct-04      0         0.08      0         0.08
 1-Sep-04      0.08      0.08      0         0
 2-Aug-04      0.02      0.08      0.02      0.08
 1-Jul-04      0.08      0.08      0.01      0.02
 1-Jun-04      0.05      0.09      0.02      0.08
 3-May-04      0.05      0.05      0.05      0.05
 1-Apr-04      0.1       0.1       0.05      0.05
 1-Mar-04      0.06      0.1       0.05      0.1
 2-Feb-04      0.28      0.28      0.04      0.06
 2-Jan-04      0.05      0.3       0.02      0.02
 1-Dec-03      0.99      0.99      0.05      0.05
 3-Nov-03      0.1       0.1       0.1       0.1
 1-Oct-03      0.1       2         0.1       0.1
 3-Sep-03      0.12      0.16      0.1       0.1
 1-Aug-03      0.2       0.27      0.12      0.15
 8-Jul-03      0.08      0.34      0.08      0.22
 5-Jun-03      0.2       0.2       0.2       0.2
 6-May-03      0.18      0.5       0.18      0.18
 7-Mar-03      0.95      2         0.95      2
14-Feb-03      1.5       1.5       0.49      0.49
 4-Oct-02      0.73      1.75      0.6       1.75
 5-Sep-02      3         3         2         2
30-Jul-02      3         3         3         3

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     For the initial listing in the NASDAQ SmallCap Market , a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 stockholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million. For continued listing in the NASDAQ SmallCap
Market , a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be two market makers. In addition, there must be 300 stockholders holding 100 shares or more. The Company can give no assurances that it will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b) Holders. As of the date of this registration statement, there are approximately 54 holders of the Company's Common Stock. In 1994, the Company issued 1,000 shares, as adjusted for stock splits, of its Common Shares for cash to its initial investors for cash. During 1995, 1996, 1997 and 1998, the Company did not issue any shares of Common Stock. In 1999, 2000, 2001 and 2002, the Company issued 100,000 shares, 9,806,500 shares,
     180,998 shares and 968,286 shares, respectively, to investors for cash or in exchange for services. In the nine months ended September 30, 2003, the Company issued as additional 10,250,330 shares. Since 1999, the Company has canceled a total of 253,000 shares, for a total outstanding on the date of this registration statement of 20,384,114. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with exemptions from registration afforded by Sections 3(b) or 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). As of the date of this registration statement, 2,101,949 shares of the Company's Common Stock held by non-affiliates are eligible for sale, including 587,618 shares eligible under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in such Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

(c) Dividends. The Company has not paid any dividends to date on its Common Stock, and has no plans to do so in the immediate future.


ITEM  2.  LEGAL  PROCEEDINGS.

On or about May 15, 2003, the Company had a judgment filed against it in the amount of $63,881, which is included in accounts payable.


ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

The Company has changed accountants since its formation; but there were no disagreements with the findings of the Company's former accountants.


ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

(a) Securities sold. The Company sold and issued its securities during the three year period preceding the date of this registration statement in a series of private transactions or exempt offerings of securities; as follows:

(i)  Common  Stock

     On October 16, 2001, the Company converted a $50,000 debt owed to David Rutkoske, a director of the Company, in exchange for a total of 20,000 shares, which was later adjusted by the Company to 66,666 shares (or $0.75 per share). The Company adjusted the price because we wished to give Mr. Rutkoske the benefit of a reduction in selling price that was given to all early investors.

     Also on October 16, 2001, the Company converted a $50,000 debt owed to an entity owned by Ron Schaefer, Dan Sturdivant and Dan Broder, directors of the Company, in exchange for a total of 20,000 shares, which was later adjusted by the Company to 66,666 shares (or $0.75 per share). The Company adjusted the price because we wished to give Messrs. Schaefer, Broder and Sturdivant the benefit of a reduction in selling price that was given to all early investors.

     In November 2001, the Company sold 10,000 shares to an unrelated person for $25,000 in cash. In April 2003, that person converted a $50,000 debt and $5,000 in accrued interest into shares of Common Stock at $0.75 per share, and the initial purchase price was adjusted to $0.75 per share, for a total of 116,666 shares. The Company adjusted the price because we wished to give this investor the benefit of a reduction in selling price that was given to all early investors.

     On various dates in October and November 2002 and January 2003, the Company sold a total of 381,286 shares for total cash consideration of $126,950 to a foreign person.

     On April 15, 2003, the Company sold 1,333,333 shares to a person for cash consideration of $1,000,000. Subsequently, in September 2003, the Company issued that person an additional 3,000,000 shares to reprice the shares issued to the investor. The Company repriced these shares because of a significant drop in price of the Company's common stock on the "Pink Sheets."

     In April 16, 2003, the Company granted 2,500,000 shares of common stock to Mr. Schaefer and 2,500,000 shares of common stock to Mr. Rutkoske for services rendered to the Company in the years 2000 through 2002.

     On August 6, 2003, an individual person converted a $77,000 debt owed by the Company and invested an additional $28,000 in the Company in exchange for a total of 300,000 shares of common stock.

(ii) Warrants

     In 2001, the Company issued a total of 339,995 warrants to purchase shares of common stock of the Company to Messers. Schaefer, Broder, Sturdivant and Rutkoske with an exercise price of $2.00 per share.

(iii)Preferred  Stock

     In December 2001, the Company issued a total of 135,998 shares of preferred stock of the Company to certain of its officers and directors or their affiliates in exchange for debt, as described in Part 1, Item 7, above.

     Certain of the securities of the Company were sold and issued on various dates, described above, for investment purposes in "private transactions" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act. In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.
(2) When restricted securities are sold, generally there must be a one-year holding period.
(3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.
(4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in
     Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.
(5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.
(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

(b) Underwriters and other purchasers. There were no underwriters in connection with the sale and issuance of any of the Company's securities. All of the purchasers of Common Stock from the Company have had a pre-existing personal or business relationship with the Company or its officers and directors.

(c)  Consideration.

Certain shares of stock were sold for cash by the Company and others were issued either for services rendered to the Company or to settle outstanding debts of the Company or its predecessor. The Company sold shares in 2001, 2002 and 2003 at various prices, ranging from $0.28 to $0.75.

(d)  Exemptions  from  Registration  Relied  Upon.

The sale and issuance of the shares of stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of either section 3(b) or 4(2) and, in certain cases, Regulation D promulgated thereunder. Purchasers in transactions exempt under Section 4(2) and Rule 506 purchased shares from the Company for investment and not with a view to distribution to the public.


ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

INDEMNIFICATION ARRANGEMENTS. The Company's bylaws provide for the indemnification of, and the advancement of expenses to, the directors and officers of the Company in connection with proceedings and claims arising out of their status as such to the fullest extent permitted by the Texas Act. In addition, the bylaws contain certain provisions intended to facilitate receipt of such benefits. The Company also intends to purchase customary directors' and officer liability insurance policies for its directors and officers, if such insurance is available at a cost that the board of directors deems prudent.


                                    PART F/S


                                Paradise Tan, Inc
                                  Balance Sheet
                            As of September 30, 2004
===============================================================================

                                     ASSETS
                                     ------

Current  Assets

   Cash, Restricted                                                  $  647,844
   Accounts Receivable                                                      210
   Current Portion of Notes Receivable                                    4,980
   Inventory                                                              7,960
                                                                     ----------
      Total Current Assets                                              660,994

Fixed  Assets
   Office Equipment                                                      30,473
   Furniture and Fixtures                                                20,381
   Tanning Equipment                                                  1,164,495
   Transportation Equipment                                              26,119
   Leasehold Improvements                                               255,232
   Accumulated Depreciation                                            (710,132)
                                                                     ----------
      Total Fixed Assets                                                786,568

Other  Assets
   Deposits                                                              12,154
   Long Term Notes Receivable                                             2,299
                                                                     ----------
      Total Other Assets                                                 14,453

      Total Assets                                                   $1,462,015
                                                                     ==========


                                Paradise Tan, Inc
                                  Balance Sheet
                            As of September 30, 2004

                      LIABILITIES AND STOCKHOLDER'S DEFICIT
                      -------------------------------------
Current  Liabilities
   Accounts Payable and Accrued Expenses                             $  102,598
   Accounts Payable - Related Parties                                   509,732
   Current Portion of Notes Payable                                     698,256
                                                                     ----------
      Total Current Liabilities                                       1,310,586

Long-Term  Liabilities
   Long-Term Notes Payable                                              143,016
   Accrued Interest on Preferred Stock                                  293,195
                                                                     ----------
      Total Long-Term Liabilities                                       436,211

      Total Liabilities                                               1,746,797
                                                                     ----------

Stockholders'  Deficit
   Common Stock                                                         233,841
   Common Stock Subscriptions Receivable                                (28,000)
   Preferred Stock (8% Cumulative, $10 par value)                     1,359,980
   Additional Paid in Capital                                         3,299,916
   Retained Deficit                                                  (5,150,519)
                                                                     ----------
      Total Stockholders' Deficit                                      (284,782)
                                                                     ----------

      Total Liabilities and Stockholders' Deficit                    $1,462,015
                                                                     ==========



                                Paradise Tan, Inc
                            Statements of Operations
              For the Nine Months Ended September 30, 2004 and 2003
===============================================================================

                 DESCRIPTION                         9/30/2004        9/30/2003
                 -----------                        ----------       ----------

Income
------
   Tanning Services                                    562,778          434,895
   Product Sales                                       122,027          134,943
   Licensing Fees                                            -           24,100
   Returns and Allowances                                    -           (1,142)
                                                    ----------       ----------
      Total Income                                     684,805          592,796
                                                    ----------       ----------

Cost  of  Goods  Sold
---------------------
   Supplies                                            (47,271)         (46,218)
                                                    ----------       ----------
      Total Cost of Goods Sold                         (47,271)         (46,218)
                                                    ----------       ----------

      GROSS PROFIT                                     637,534          546,578


General  &  Administrative  Expenses
------------------------------------
   Advertising                                          18,806           16,211
   Automobile Expense                                    8,593            6,741
   Bank Service Charges                                  9,850           10,836
   Commissions                                           7,551            6,281
   Contract Labor                                          278              123
   Consulting Fees                                     254,241          669,984
   Contributions                                            80                -
   Depreciation and Amortization                       135,533           80,754
   Directors Fees                                       13,500           56,634
   Dues and Subscriptions                                    -            1,829
   Employee Benefits                                       887              787
   Equipment Rental                                      3,254            8,008
   Fees and Permits                                      1,051            1,885
   Insurance                                            15,468           23,896
   Internet Web Site                                         -            1,512
   Licenses and Taxes                                    7,320                -
   Management Fees                                           -           27,250
   Meetings and Seminars                                     -              369
   Office Supplies                                       2,436            1,010
   Officers' Compensation                                    -        1,660,490
   Operational Expense                                  28,731           18,905
   Outside Services                                      5,274           10,188
   Over/Short                                                -               95
   Printing                                              3,391              673
   Postage                                                 597              945
   Professional                                         40,703           18,218
   Rent                                                133,601          146,498
   Repairs and Maintenance                               5,548            2,419
   Salaries and Taxes                                  264,065          217,032
   Security                                                  -              685
   Telephone                                             6,217            6,309
   Utilities                                            27,234           54,147
   Uniforms                                                  -              133
                                                    ----------       ----------
      Total General & Administrative Expenses          994,209        3,050,847
                                                    ----------       ----------

      NET LOSS FROM OPERATIONS                        (356,675)      (2,504,269)
                                                    ----------       ----------

Other  (Income)  Expense
------------------------
   Gain on Sale of Fixed Assets                         (8,065)        (150,000)
   Other (Income) Expense                                    -           94,554
   Interest Expense                                    134,174          159,717
   Settlement Expense                                        -           65,005
                                                    ----------       ----------
      Total Other (Income) Expense                     126,109          169,276
                                                    ----------       ----------

      NET (LOSS) BEFORE TAXES                         (482,784)      (2,673,545)

Federal Income Tax - Current                                 -                -
Federal Income Tax - Deferred                                -                -

      NET (LOSS) AFTER TAXES                          (482,784)      (2,673,545)
                                                    ==========       ==========

      NET (LOSS) PER SHARE                               (0.02)           (0.18)
                                                    ==========       ==========

   Weighted Average Shares Outstanding              21,695,874       15,258,949
                                                    ==========       ==========





                                Paradise Tan, Inc
                            Statements of Cash Flows
              For the Nine Months Ended September 30, 2004 and 2003
                                   (unaudited)
===============================================================================

                                                     9/30/2004       9/30/2003
                                                    -----------     -----------

Cash  Flows  From  Operating  Activities
   Net (Loss)                                       $  (482,784)    $(2,673,545)

   Adjustments to reconcile net loss to net cash used in
   operating  activities:
      Depreciation and amortization                     135,533          80,754
      Warrants issued to officers for compensation            -       1,675,115
      Common shares issued for repricing on 504 offering      -          31,900
      Common stock issued for services                        -          51,950
      Common stock issued to related party for services       -         211,509
      Gain on sale of fixed assets                       (8,065)       (150,000)
      Decrease in accounts receivable                    13,790               -
      Decrease in inventory                               2,651          20,408
     (Increase) decrease in deposits                          -           9,724
      Increase (decrease) in accounts payable
      and accrued expenses                              (26,594)        398,901
      Increase in accounts payable - related parties    106,452               -
      Increase in accrued interest on preferred stock    75,599          81,599
     (Decrease) in excess outstanding checks             (6,571)        (18,449)
                                                    -----------     -----------
      Net Cash (Used in) Operating Activities          (189,989)       (280,134)
                                                    -----------     -----------

Cash  Flows  From  Investing  Activities
  (Increase) in long term notes receivable                    -        (102,373)
   Collections of notes receivable                        4,755           2,075
   Decrease in deposits                                     199               -
   Purchase of fixed assets                             (93,214)        (26,805)
   Proceeds from disposal of fixed assets                 8,065         150,000
                                                    -----------     -----------
      Net Cash Provided by (Used in)
      Investing Activities                              (80,195)         22,897
                                                    -----------     -----------

Cash  Flows  From  Financing  Activities
   Proceeds from notes payable borrowings               353,368          70,539
   Repayments of notes payable                         (138,065)              -
   Proceeds from raised capital                               -       1,000,000
                                                    -----------     -----------
      Net Cash Provided by Financing Activities         215,303       1,070,539
                                                    -----------     -----------

      Net Increase (Decrease) in Cash and
      Cash Equivalents                                  (54,881)        813,302

   Cash and Cash Equivalents Beginning of Period        702,725          32,355
                                                    -----------     -----------
   Cash and Cash Equivalents End of Period          $   647,844     $   845,657
                                                    ===========     ===========




                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                        PARADISE TAN, INC. & SUBSIDIARIES
                         SEPTEMBER 30, 2004 (UNAUDITED)


NOTE  1  -  GENERAL

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at September 30, 2004, the results of operations for the nine month periods ended September 30, 2004 and 2003, and cash flows for the nine months ended September 30, 2004 and 2003. The results for the period ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2004. These financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2003 appearing in the Company's annual report on Form 10-SB/A as filed with the Securities and Exchange Commission.

Basis  of  Presentation  - The consolidated financial statements included herein
-----------------------
include the accounts of Paradise Tan, Inc. and its wholly owned subsidiary prepared under the accrual basis of accounting.

Revenue  Recognition-  Revenue  is recognized when products at point-of-sale are
--------------------
sold and earned and when tanning services are performed. Revenues from franchised and licensed salons include initial fees received. Initial fees are recognized upon opening of a salon, which is when the Company has performed substantially all initial services required by the franchise or license arrangements.

Management's  Use  of  Estimates  -  The  preparation of financial statements in
--------------------------------
conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair  Value  of  Financial  Instruments  -  The  carrying  amounts  of financial
---------------------------------------
instruments including inventory, notes receivable, accounts payable and accrued expenses approximated fair value because of the immediate short-term maturity of these instruments.

Loss  Per  Share  -  We  report  loss  per share in accordance with Statement of
----------------
Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share.

Income  Taxes  -  Income  taxes are provided for the tax effects of transactions
-------------
reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss-carry forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions less the effects of accelerated depreciation for the federal government. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards
---------------------------
Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. There were no items of comprehensive income (loss) applicable to the Company during the years covered in the consolidated financial statements.

Long-Lived  Assets  -  In  accordance  with Financial Accounting Standards Board
------------------
Statement of Financial Accounting Standard No.121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the carrying value of long-lived assets is reviewed by management on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be impairment in the future; the Company will recognize the amount of the impairment based on discounted expected consolidated future cash flows from the impaired assets.

Cash  and Cash Equivalents - For purposes of the Consolidated Statements of Cash
--------------------------
Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Inventory  -  Inventory,  consisting of tanning lotions and related products, is
---------
valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Uninsured  Deposits - At various times during the year, the Company maintained a
-------------------
bank  account  balance  that  exceeded  federally  insured  limits.

Recent  Accounting  Pronouncements  -  In  July  2001,  the Financial Accounting
----------------------------------
Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 does not have a material effect on its consolidated financial condition or consolidated cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 generally establishes a standard framework which to measure impairment of long-lived assets and expands the Accounting Principles Board ("APB") 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to include a component of the entity (rather than a segment of the business). SFAF No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 does not have a material effect on its consolidated financial condition and consolidated cash flows.

In April of 2002, Statement of Financial Accounting Standards ("SFAS") No. 145 was issued which rescinded SFAS Statements No. 4, 44 and 64, amended No. 13 and contained technical corrections. As a result of SFAS No. 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity's recurring operations. SFAS No. 145 does not have a material effect on its consolidated financial condition or consolidated cash flows. The Company adopted SFAS 145 on January 1, 2004.

In July 2002, the FASB issued SFAS 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 does not have an impact its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees or Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to SFAS No. 123" ("SFAS No. 148"), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 for the quarters ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity's activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15,2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The Company plans to adopt this Interpretation in the first quarter of its fiscal year.

In January 2003, the EITF released Issue No. 00-21, ("EITF 00-21"), "Revenue Arrangements with Multiple Deliveries", which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard will not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the Company's financial statements.

NOTE  G  -  GOING  CONCERN

The Company has suffered recurring losses from operations, has negative working capital, has material restrictions on its cash and has a negative working capital as of September 30, 2004. In addition, the Company has yet to generate an internal cash flow from its business operations and has generated operating losses since its inception. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.

Management's plans with regard to these matters encompass the following actions:
1) obtain funding from new investors to alleviate the Company's working deficiency, and 2) implement a plan to increase cash flows. The Company's continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations. However, the outcome of management's plans cannot be ascertained with any degree of certainty. The accompanying financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.


BONGIOVANNI  &  ASSOCIATES
Certified  Public  Accountants
                                                 17111 Kenton Drive, Suite 204-B
                                                 Cornelius, North Carolina 28031
                                                 ===============================

To  the  Board  of  Directors  and  Stockholders:
Paradise  Tan,  Inc.
6700  Denton  Highway
Suite  #H
Watauga,  TX  76148


We have audited the accompanying consolidated balance sheet of Paradise Tan, Inc. (a Texas corporation) and it's wholly owned subsidiary as of December 31, 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Paradise Tan, Inc. and it's wholly owned subsidiary as of December 31, 2003, and the consolidated results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses, has negative working capital, has material restrictions on its cash, and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



July  30,  2004



                               PARADISE TAN, INC.
                           CONSOLIDATED BALANCE SHEET
                              AT DECEMBER 31, 2003
===============================================================================

                                     ASSETS
                                     ------

CURRENT  ASSETS
---------------
   Cash (unrestricted)                                               $   54,881
   Cash (restricted)                                                    647,844
   Accounts receivable                                                   14,000
   Current portion of notes receivable                                    4,329
   Inventory                                                             10,611
                                                                     ----------
      TOTAL CURRENT ASSETS                                              731,665

FIXED  ASSETS
-------------
   Office equipment                                                      30,473
   Furniture and fixtures                                                20,381
   Tanning equipment                                                  1,071,281
   Transportation equipment                                              26,119
   Leasehold improvements                                               255,232
   Accumulated depreciation                                            (515,297)
                                                                     ----------
      NET FIXED ASSETS                                                  888,189

OTHER  ASSETS
-------------
   Long-term notes receivable                                             7,705
   Deposits                                                              12,353
                                                                     ----------
      TOTAL OTHER ASSETS                                                 20,058

      TOTAL ASSETS                                                   $1,639,912
                                                                     ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT  LIABILITIES
--------------------
   Accounts payable and accrued expenses                             $  129,192
   Accounts payable - related parties                                   403,280
   Excess of outstanding checks over bank balance                         6,571
   Current portion of notes payable                                     525,873
                                                                     ----------
      TOTAL CURRENT LIABILITIES                                       1,064,916
                                                                     ----------

LONG-TERM  LIABILITIES
----------------------
   Notes payable                                                        109,130
   Accrued interest on preferred stock                                  217,596
                                                                     ----------
      TOTAL LONG-TERM LIABILITIES                                       326,726
                                                                     ----------
      TOTAL LIABILITIES                                               1,391,642
                                                                     ----------

STOCKHOLDERS'  EQUITY
---------------------
   Common stock (100,000,000 shares authorized, 20,384,114
   shares issued  and outstanding, par value $.01)                      203,841
   Common stock subscription receivable                                 (28,000)
   Common stock to be distributed to officers
  (3,000,000 common shares)                                              30,000
   Preferred stock 8% cumulative (1,000,000 shares authorized,
   135,998 shares issued and outstanding, par value $10.00)           1,359,980
   Additional paid-in capital                                         3,350,184
   Retained deficit                                                  (4,667,735)
                                                                     ----------
      TOTAL STOCKHOLDERS' EQUITY                                        248,270
                                                                     ----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $1,639,912
                                                                     ==========

         See notes to audited financial statements and auditors' report






                               PARADISE TAN, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
=================================================================================

                                                        2003             2002
                                                    ------------     ------------

REVENUES  AND  RELATED  COSTS
-----------------------------
   Tanning services from company operated salons    $    860,387     $    802,172
   Product sales from company operated salons            153,076          174,109
                                                    ------------     ------------
      NET REVENUES                                     1,013,463          976,281
                                                    ------------     ------------
   Cost of product sales from company
   operated salons                                       (74,513)         (38,073)
                                                    ------------     ------------
      GROSS PROFIT                                       938,950          938,208
                                                    ------------     ------------

EXPENSES:
---------
   Advertising                                      $     17,931     $     19,651
   Auto and truck                                          7,148            7,839
   Bank and credit card charges                           12,639           27,247
   Commissions                                            15,512            5,983
   Consulting fees                                     2,503,491                -
   Contract labor                                            383           19,905
   Depreciation                                          135,993          133,012
   Directors fees                                         61,143                -
   Dues and subscriptions                                    930              489
   Employee benefits                                         990            1,453
   Equipment rental                                       14,692           17,344
   Fees and permits                                        2,864            1,424
   Insurance                                              29,583           29,018
   Licenses and taxes                                      8,019           11,622
   Management fees                                        33,374            8,611
   Miscellaneous                                           1,668            2,711
   Office expense                                          9,757           12,290
   Operational expense                                    25,122           16,134
   Outside services                                       13,051           11,034
   Printing                                                  879            1,931
   Postage and freight                                     1,237            2,489
   Professional fees                                      93,151           44,223
   Rent                                                  280,760          330,814
   Repairs and maintenance                                 2,779            3,815
   Repricing expense                                      31,900                -
   Salaries and related taxes                            298,225          359,383
   Telephone                                               8,806            8,829
   Utilities                                              63,811           72,882
                                                    ------------     ------------
      TOTAL EXPENSES                                   3,675,838        1,150,133
                                                    ------------     ------------

      OPERATING (LOSS)                                (2,736,888)        (211,925)
                                                    ------------     ------------




         See notes to audited financial statements and auditors' report







                               PARADISE TAN, INC.
                  CONSOLIDATED STATEMENTS OF OPERATIONS (CONT.)
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
=================================================================================

                                                        2003             2002
                                                    ------------     ------------

      OPERATING (LOSS)                                (2,736,888)        (211,925)
                                                    ------------     ------------

OTHER  INCOME  (EXPENSE):
-------------------------
   Gain on sale of fixed assets                                -           35,960
   Interest income                                        11,921            1,801
   Interest expense                                     (197,344)        (210,245)
                                                    ------------     ------------
                                                        (185,423)        (172,484)
                                                    ------------     ------------

      NET LOSS                                      $ (2,922,311)    $   (384,409)
                                                    ============     ============

   Basic Loss per Share                             $      (0.19)    $      (0.04)
                                                    ============     ============

   Fully Diluted Loss per Share                     $      (0.19)    $      (0.04)
                                                    ============     ============

   Weighted Average Shares Outstanding                15,439,756        9,564,763
                                                    ============     ============




         See notes to audited financial statements and auditors' report






                                          PARADISE TAN, INC.
                            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                            FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
==================================================================================================================================

                                                                                   Common        Common
                                                                                   Stock         Shares     Additional
                                    Common       Common     Preferred  Preferred   to be         to be       Paid in    Retained
                                     Stock       Shares       Stock     Shares   Distributed   Distributed   Capital     Deficit
                                   ---------   ----------  -----------  -------  -----------   -----------  ---------  -----------

Balances, January 1, 2002          $  96,295    9,629,498  $ 1,359,980  135,998            -             -  $  44,900  $(1,361,015)

Common stock issued for
services received                      2,000      200,000            -        -            -             -     28,000            -

Common stock to be distributed
to related parties for services            -            -            -        -       50,000     5,000,000          -            -

Proceeds from issuance of
common shares                          3,043      304,286            -        -            -             -     96,957            -

Net loss for year                          -            -            -        -            -             -          -     (384,409)
                                   ---------   ----------  -----------  -------  -----------   -----------  ---------  -----------

Balances, December 31, 2002        $ 101,338   10,133,784  $ 1,359,980  135,998  $    50,000     5,000,000  $ 169,857  $(1,745,424)

Common stock issued for cash
received under 504 offering           13,333    1,333,333            -        -            -             -    986,667            -

Common stock issued for
other cash received                      770       77,000            -        -            -             -     21,560            -


Common stock issued for
services received                      3,500      350,000            -        -            -             -    168,570            -

Warrants issued to officers for services   -            -            -        -            -             -  1,883,530            -

Common stock distributed to
related parties                       50,000    5,000,000            -        -      (50,000)   (5,000,000)         -            -

Common stock to be distributed to
related parties for services               -            -            -        -       30,000     3,000,000    120,000            -

Common stock issued for
repricing of 504 offering             31,900    3,189,997            -        -            -             -          -            -

Common stock and warrants
issued for conversion of debt          3,000      300,000            -        -            -             -          -            -

Net loss for year                          -            -            -        -            -             -          -   (2,922,311)

Balances, December 31, 2003        $ 203,841   20,384,114  $ 1,359,980  135,998  $    30,000     3,000,000 $3,350,184  $(4,667,735)
                                   =========   ==========  ===========  =======  ===========   ===========  =========  ===========


         See notes to audited financial statements and auditors' report






                               PARADISE TAN, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
=================================================================================

                                                        2003             2002
                                                    ------------     ------------

CASH  FLOWS  FROM  OPERATING  ACTIVITIES:
-----------------------------------------
   Net loss                                         $ (2,922,311)    $   (384,409)
   Adjustments to reconcile net loss to net
   cash  used  in  operating  activities:
      Depreciation                                       135,993          133,012
      Common stock issued for services received          172,070           30,000
      Services received for common stock
      to be distributed                                  150,000           16,667
      Warrants issued for services received                    -            1,000
      Warrants issued to officers for
      services received                                1,883,530                -
      Common stock issued for repricing
      on 504 offering                                     31,900                -
      Gain on sale of fixed assets                             -          (35,960)
      Accrued interest on preferred stock                108,798          108,798
     (Increase)  decrease  in  operating  assets:
         Accounts receivable                             (14,000)               -
         Inventory                                             -           10,967
      Increase  (decrease)  in  operating  liabilities:
         Accounts payable and accrued expenses            37,925         (134,825)
         Accounts payable - related parties              403,280                -
                                                    ------------     ------------
         NET CASH (USED IN) OPERATING ACTIVITIES         (12,815)        (254,750)
                                                    ------------     ------------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES:
-----------------------------------------
   Increase in deposits                                   (6,690)               -
   Purchase of fixed assets                             (126,327)          (2,475)
                                                    ------------     ------------
         NET CASH (USED IN) INVESTING ACTIVITIES        (133,017)          (2,475)
                                                    ------------     ------------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES:
-----------------------------------------
   Cash collected from payments on notes receivable        8,908            6,063
   Borrowings of notes payable                           156,268          437,062
   Repayments of notes payable                          (359,426)        (222,610)
   Change in excess of outstanding checks
   over bank balance                                     (11,878)         (31,271)
   Cash proceeds from issuance of common shares        1,022,330          100,000
                                                    ------------     ------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES       816,202          289,244
                                                    ------------     ------------

         NET INCREASE IN CASH AND CASH EQUIVALENTS       670,370           32,019
                                                    ------------     ------------

CASH  AND  CASH  EQUIVALENTS:
-----------------------------
   Beginning of year                                      32,355              336
                                                    ------------     ------------
   End of year                                      $    702,725     $     32,355
                                                    ============     ============




         See notes to audited financial statements and auditors' report




                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

Background  -  Paradise  Tan, Inc. (the Company) was organized under the laws of
----------
the State of Texas on February 14, 1994 as a corporation. On August 10, 1999, the Company legally entered into an Agreement and Plan of Merger with S. Joseph & Associates, Inc. and QT Products, Inc. (Texas corporations), companies related through common ownership and maintained the name of Paradise Tan, Inc. as of that date simultaneously with the merger. It was the surviving corporation. The terminating corporations exchanged their issued common shares with the Company whereby each said common share which was issued and outstanding immediately prior to the effective time of the merger were converted in to the common shares of the Company afterwards. The transaction was accounted for as a merger of entities under common control in accordance with Appendix D of Statement of Financial Accountings Standards Statement No. 141 wherein the stockholders of the Company retained the outstanding common stock of the terminating corporations after the merger. Accordingly, the transaction was accounted for at historical cost similar to accounting for pooling-of-interests. The primary reason for the acquisition was to achieve the Company's objective of capitalizing on acquisitions in this industry.

The Company currently operates tanning salons in and around the Dallas/Fort Worth, Texas metropolitan area and in Arizona. All salons are operated by the Company, or under the terms of franchise and license agreements, by franchisees who are independent entrepreneurs or by licensees operating under license agreements between the Company and local business people.

Basis  of  Presentation  - The consolidated financial statements included herein
-----------------------
include the accounts of Paradise Tan, Inc. and its wholly owned subsidiary prepared under the accrual basis of accounting.

Management's  Use  of  Estimates  -  The  preparation  of consolidated financial
--------------------------------
statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

Fair  Value  of  Financial  Instruments  -  The  carrying  amounts  of financial
---------------------------------------
instruments including inventory, notes receivable, accounts payable and accrued expenses approximated fair value because of the immediate short-term maturity of these instruments.



                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT')
-------------------------------------------------------------------

Income  Taxes  -  Income  taxes are provided for the tax effects of transactions
-------------
reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss-carry forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions less the effects of accelerated depreciation for the federal government. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Earnings  (Loss)  Per  Share-  The  Company reports earnings (loss) per share in
----------------------------
accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the periods presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share. There were 5,739,995 common stock equivalents (CSE) excluded from the computation of diluted loss per share.

Notes  Receivable - Notes receivable are charged to bad debt expense as they are
-----------------
deemed uncollectible based upon a periodic review of the accounts. No bad debt expense for the years ended December 31, 2003 and 2002 was recorded. At December 31, 2003, no allowance for doubtful accounts was deemed necessary.

Stock-Based  Compensation  -  The  Company accounts for stock-based compensation
-------------------------
using the fair value method of Financial Accounting Standard No. 123. Shares issued for services rendered by a third party are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable. The Company accounts for options and warrants under the same authoritative guidance using the Black-Scholes Option Pricing Model.



                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT')
-------------------------------------------------------------------

Fixed  Assets  - Fixed assets are recorded at cost and include expenditures that
-------------
substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method. Depreciation of property and equipment is calculated over the management prescribed recovery periods, which range from 5 years for equipment to 7 years for tanning beds.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as a gain or loss.

Advertising Costs - Advertising costs are expensed as incurred. The Company does
-----------------
not incur any direct-response advertising costs. Advertising expense totaled approximately $18,000 and $20,000 for the years ended December 31, 2003 and 2002, respectively.

Revenue  Recognition-  Revenue  is recognized when products at point-of-sale are
--------------------
sold and earned and when tanning services are performed. Revenues from franchised and licensed salons include initial fees received. Initial fees are recognized upon opening of a salon, which is when the Company has performed substantially all initial services required by the franchise or license arrangements.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards
---------------------------
Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. There were no items of comprehensive income (loss) applicable to the Company during the years covered in the consolidated financial statements.

Long-Lived  Assets  -  In  accordance  with Financial Accounting Standards Board
------------------
Statement of Financial Accounting Standard No.121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the carrying value of long-lived assets is reviewed by management on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be impairment in the future; the Company will recognize the amount of the impairment based on discounted expected consolidated future cash flows from the impaired assets.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT')
-------------------------------------------------------------------

Cash  and Cash Equivalents - For purposes of the Consolidated Statements of Cash
--------------------------
Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Inventory  -  Inventory,  consisting of tanning lotions and related products, is
---------
valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Uninsured  Deposits - At various times during the year, the Company maintained a
-------------------
bank  account  balance  that  exceeded  federally  insured  limits.

Recent  Accounting  Pronouncements  -  In  July  2001,  the Financial Accounting
----------------------------------
Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 does not have a material effect on its consolidated financial condition or consolidated cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 generally establishes a standard framework which to measure impairment of long-lived assets and expands the Accounting Principles Board ("APB") 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to include a component of the entity (rather than a segment of the business). SFAF No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 does not have a material effect on its consolidated financial condition and consolidated cash flows.

In April of 2002, Statement of Financial Accounting Standards ("SFAS") No. 145 was issued which rescinded SFAS Statements No. 4, 44 and 64, amended No. 13 and contained technical corrections. As a result of SFAS No. 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity's recurring operations. SFAS No. 145 does not have a material effect on its consolidated financial condition or consolidated cash flows. The Company adopted SFAS 145 on January 1, 2004.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT')
-------------------------------------------------------------------

Recent Accounting Pronouncements - In July 2002, the FASB issued SFAS 146, which
--------------------------------
addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 does not have an impact its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees or Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to SFAS No. 123" ("SFAS No. 148"), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 for the quarters ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity's activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15,2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The Company plans to adopt this Interpretation in the first quarter of its fiscal year.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT')
-------------------------------------------------------------------

Recent  Accounting Pronouncements - In January 2003, the EITF released Issue No.
---------------------------------
00-21, ("EITF 00-21"), "Revenue Arrangements with Multiple Deliveries", which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard will not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the Company's financial statements.

NOTE  B  -  SUPPLEMENTAL  CASH  FLOW  INFORMATION
-------------------------------------------------

Supplemental disclosures of cash flow information for the years ended December 31, 2003 and 2002 is summarized as follows:

Cash  paid  during  the  period  for  interest  and  income  taxes:

                                                  2002             2003
                                              ------------     ------------
Income  Taxes                                 $        -0-     $        -0-
Interest                                      $    101,447     $     81,465

NON-CASH  FINANCING  ACTIVITES:
-------------------------------
Common  stock  issued  for services received  $     30,000     $    322,070
                                              ============     ============
Warrants issued to officers for
services received                             $        -0-     $  1,883,530
                                              ============     ============


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  B  -  SUPPLEMENTAL  CASH  FLOW  INFORMATION  (CONT.)
----------------------------------------------------------

                                                  2002             2003
                                              ------------     ------------
OTHER  NON-CASH  FINANCING  ACTIVITES:
--------------------------------------
Common stock distributed to related parties   $     30,000     $     50,000
                                              ============     ============
Common  stock to be distributed to
related parties                               $        -0-     $     30,000
                                              ============     ============
Common  stock  subscribed                     $        -0-     $     28,000
                                              ============     ============
Common  stock  and  warrants issued
for debt conversion                           $        -0-     $      3,000
                                              ============     ============

NOTE  C  -  INCOME  TAXES
-------------------------

The Company has approximately $1,383,000 of federal net operating losses available that expire in various years through the year 2023. Due to federal tax net operating losses, the lack of Texas state income taxes and the inability to recognize an income tax benefit there from; there is no provision for current federal or state income taxes for the years ended December 31, 2003 and 2002.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes. Accelerated depreciation for income tax purposes at December 31, 2003 is approximately $400,000. The Company's deferred tax liability attributable to depreciation at December 31, 2003, calculated using the federal effective tax rate, is approximately $136,000. The deferred tax asset attributable to the net operating loss carry forward at December 31, 2003 is $470,000.

The Company's net deferred tax asset at December 31, 2003 consisting of net operating loss carry forwards less the effects of accelerated depreciation is $334,000 less a valuation allowance in the amount of approximately $334,000 respectively. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $180,000 and $57,000 for the years ended December 31, 2003 and 2002, respectively.

The  Company's  total  deferred tax asset as of December 31, 2003 is as follows:

     Net operating loss carry forwards less depreciation          $   334,000
     Valuation  allowance                                            (334,000)
                                                                  -----------
     Net  deferred  tax  asset                                    $        --
                                                                  ===========


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  C  -  INCOME  TAXES  (CONT.)
----------------------------------

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the years ended December 31, 2003 and 2002 are as follows:

                                                  2003             2002
                                              ------------     ------------
   Income tax computed at the federal
   statutory rate                                      34%              34%
   State income taxes, net of federal tax benefit     -0-%             -0-%
                                              ------------     ------------
   Valuation  allowance                               (34%)            (34%)
                                              ------------     ------------
   Net  deferred  tax  asset                          -0-%             -0-%
                                              ============     ============

NOTE  D  -  SEGMENT  REPORTING
------------------------------

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any material, separately reportable operating segments as of December 31, 2003 and 2002.

NOTE  E  -  EQUITY
------------------

The Company has the authority to divide its preferred shares into classes, determine rights, limitations, and preferences of such class of stock and its preferred stock carries 8% cumulative annualized interest. The preferred shares may be turned into the Company's treasury for cash at $10 par value per share plus cumulative interest. The shareholders authorized deferral of interest payments to January 15, 2005.

During the years ended December 31, 2003 and 2002, 350,000 and 200,000 common shares were issued to outside consultants as compensation for services rendered to the Company and valued at the $172,070 and $30,000 fair market values of the services received as determined by a third party source, respectively.

During the years ended December 31, 2003 and 2002, 4,600,330 and 304,286 common shares were issued to unrelated investors for $1,022,330 and $100,000 cash received, respectively.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  E  -  EQUITY  (CONT.)
---------------------------

During 2003, the Company specifically entered into a $1,000,000 Stock Purchase Agreement and related Subscription Agreement with an unrelated individual. Pursuant to the terms of the agreements, the Company originally sold 1,333,333 shares of its common stock to the unrelated individual under Regulation 504 at a price of $.75 per share or a total of $1,000,000. This amount was transferred to an off-shore escrow and trust account simultaneous with the transfer of the stock certificate to the individual. The majority of the money is awaiting releases that depend on the Company's achievement of certain tasks as prescribed in the agreement thus cash is presented as restricted in the accompanying balance sheet. The tasks include applying for fully reporting status with the Securities and Exchange Commission and National Association of Securities Dealers. The Company, later in the 2003 year, repriced the 504 offering and issued this investor an additional 3,000,000 common shares. Therefore, included in the 4,600,330 common shares in the preceding paragraph, were 4,333,333 common shares issued to this particular investor in total for the $1,000,000 cash received.

During the year ended December 31, 2003, the Company issued 5,000,000 common shares to two of its officers and directors in exchange for services rendered in prior years. These common shares were previously classified as "common stock to be distributed to officers" at December 31, 2002.

At December 31, 2003, the Company is obligated to issue 3,000,000 common shares to some of its officers in exchange for services rendered to the Company in 2003. These common shares are valued at the $150,000 fair market value of the services received in 2003 as determined by a third party source. The common shares are classified as "common stock to be distributed to officers" at December 31, 2003.

NOTE  F  -  STOCK  WARRANTS
---------------------------

In prior years, the Company issued 100,000 stock warrants to a party related through directorship. The stock warrants allow the related party to purchase shares of the Company's stock at $2.50 per share per the individual warrant agreement. During the year ended December 31, 2003, the Company reduced the price from $2.50 per share to $2.00 per share. The warrants allow the party to purchase one common share of the Company's common stock for each warrant. The warrants expire in September 2006 per the individual warrant agreement. The Company did not grant any registration rights with respect to any shares of common stock issuable upon exercise of the warrants.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  F  -  STOCK  WARRANTS  (CONT.)
------------------------------------

During the year ended December 31, 2003, the Company issued 100,000 stock warrants to a corporate entity owned by the Company's director. The stock warrants allow the related party to purchase shares of the Company's stock at $2.00 per share per the individual warrant agreement. The warrants allow the related party to purchase one common share of the Company's common stock for each warrant. The warrants expire in January 2008 per the individual warrant agreement. The Company did not grant any registration rights with respect to any shares of common stock issuable upon exercise of the warrants. The Company recorded an expense of $111,509 equal to the estimated fair value of the options at the date of grants. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 5.15% risk-free interest, 0% dividend yield, 60% volatility, $2.00 per share strike price, and a life of five years.

Also during the year ended December 31, 2003, the Company issued an additional 239,995 stock warrants collectively to four related party entities or individuals and one unrelated individual. The stock warrants allow the related parties and other individual to purchase shares of the Company's stock at $2.00 per share per the individual warrant agreements. The warrants allow the related parties and other unrelated individual to each purchase one common share of the Company's common stock for each warrant. The warrants expire in April 2006 per the individual warrant agreements. The Company did not grant any registration rights with respect to any shares of common stock issuable upon exercise of the warrants. The Company recorded an expense for these warrants equal to the estimated fair value of the options at the date of grants, or $2,906. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 5.15% risk-free interest, 0% dividend yield, 60%
volatility,  $2.00  per  share  strike  price,  and  a  life  of  three  years.

Also during the year ended December 31, 2003, the Company issued 300,000 stock warrants to an unrelated entity. The stock warrants allow the entity to purchase shares of the Company's stock at $2.00 per share per the warrant agreement. The warrants allow the entity to purchase one common share of the Company's common stock for each warrant. The warrants expire in August 2006 per the warrant agreement. The Company did not grant any registration rights with respect to any shares of common stock issuable upon exercise of the warrants. The Company recorded an expense of $7,625 equal to the estimated fair value of the options at the date of grants. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 5% risk-free interest, 0% dividend yield, 60% volatility, $2.00 per share strike price, and a life of three years.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  F  -  STOCK  WARRANTS  (CONT.)
------------------------------------

Also during the year ended December 31, 2003, the Company issued an additional 20,000,000 stock warrants, collectively, to four related parties, at 5,000,000 warrants for each party. The stock warrants allow the related parties to purchase shares of the Company's stock at $.10 per share per the individual warrant agreements. The warrants allow the related parties to each purchase one common share of the Company's common stock for each warrant. The warrants expire in September 2013 per the individual warrant agreements. The Company did not grant any registration rights with respect to any shares of common stock issuable upon exercise of the warrants. The Company recorded an expense for these warrants equal to the estimated fair value of the options at the date of grants, or $1,660,490. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 5% risk-free interest, 0% dividend yield, 60% volatility, $2.00 per share strike price, and a life of ten years.

Stock  warrants outstanding and exercisable on December 31, 2003 are as follows:

   Exercise                 Shares Under     Remaining Life
   Price per Share             Option           In Years
   Outstanding:
   ---------------          ------------     --------------
        $2.00                    739,995          2.75
   ---------------          ------------     --------------
        $0.10                 20,000,000          9.75
   ---------------          ------------     --------------

   Exercisable:
   ---------------          ------------     --------------
        $2.00                    739,995          2.75
   ---------------          ------------     --------------
        $0.10                 20,000,000          9.75
   ---------------          ------------     --------------

NOTE  G  -  GOING  CONCERN

The Company has suffered recurring losses from operations, has negative working capital, has material restrictions on its cash and has a negative working capital as of December 31, 2003. In addition, the Company has yet to generate an internal cash flow from its business operations and has generated operating losses since its inception. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  G  -  GOING  CONCERN  (CONT.)
-----------------------------------

Management's plans with regard to these matters encompass the following actions:
1) obtain funding from new investors to alleviate the Company's working deficiency, and 2) implement a plan to increase cash flows. The Company's continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations. However, the outcome of management's plans cannot be ascertained with any degree of certainty. The accompanying financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

NOTE  H  -  RELATED  PARTY  TRANSACTIONS
----------------------------------------

In December 2001, the Company issued 135,998 shares of its $10 par value preferred stock to four shareholders of the Company in lieu of debt. These shareholders are related to the Company through affiliation as officers and directors. The shareholders each previously contributed tanning salons to the Company in prior years and this resulted in the issuances thereof. Pursuant to a Board of Directors' approval, the preferred stock carries with it an annual cumulative interest rate of 8% per annum. As of December 31, 2003, this amount for the past two full years is unpaid and has a scheduled payment date of January 15, 2005. An amount of $217,596 is included in the accompanying balance sheet at December 31, 2003 as a long-term liability.

Included in the accompanying balance sheet as "accounts payable - related parties" at December 31, 2003 is an amount due to related parties of $403,280. Included in this amount are $61,143 in unpaid directors' fees, $24,637 in unpaid consulting fees to a former officer and $317,500 in unpaid consulting fees to an entity related to the Company through common ownership.

NOTE  I  -  COMMITMENTS
-----------------------

The Company leases its executive offices in Texas and tanning salons throughout the South West under non-cancelable operating leases that expire from varying dates through January 2008. Future minimum rental payments as of December 31, 2003 in the aggregate and for each of the five succeeding years are as follows:


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  I  -  COMMITMENTS  (CONT.)
--------------------------------

Year                              Amount
----                            ----------
2004                            $  136,288
2005                                97,722
2006                                69,082
2007                                55,939
2008                                 2,151
                                ----------
                                $  361,182
                                ==========

During the year ended December 31, 2003, the Company entered into a Finance Agreement with an unrelated consulting entity. As part of the agreement, the Company retained the services of this entity on a 90 day exclusive basis for the purpose of raising debt capital in the initial request of $10,000,000. The Company incurred a consulting fee of $50,000 out of the above mentioned escrow account. The Company is committed to paying this entity a success fee of seven percent on the amount of funds received as a result of its efforts on the initial request and ninety percent of this aforementioned fee on funds in excess of the initial request. The initial amount under contract was increased to $20,000,000 in 2003.

During the year ended December 31, 2003, the Company also entered into an agreement with an unrelated merchant banking entity. As part of the agreement, the Company retained the exclusive services of this entity for the purpose of providing financial advisory, investment banking and other consulting services in connection with the Company's efforts to raise capital. The Company paid a due diligence fee of $30,000. The Company is committed to paying this entity a cash fee of five percent on the amount of loans received as a result of its efforts and an additional common stock fee of two percent of the common shares outstanding at the signing of the agreement, payable upon success only.

During the year ended December 31, 2003, the Company also entered into a $3,000,000 Stock Purchase Agreement with an unrelated entity. Pursuant to the terms of the agreement, the Company agreed to commit itself to sell common shares to the unrelated entity at various discounted prices of the Company's bid price of its stock. As of the date of this report, no actual common stock has been sold. Subsequent to year end, this agreement was modified by way of an increase in the amount to $10,000,000. See Subsequent Event footnote "O" below for discussion.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  I  -  COMMITMENTS  (CONT.)
--------------------------------

Pursuant to a unanimous vote at the Board of Directors meeting dated April 16, 2003, the Company approved and committed itself to pay a related entity of one of the directors of the Company, an amount equal to fifty percent of the monies collected from equity financings to be applied towards consulting work.

The Company is committed to three employment agreements at December 31, 2003 through various dates.

Pursuant to one of the agreements, the Company's Co-Treasurer shall receive an annual base salary of $6,000 through September 1, 2004. The term is automatically extended for an additional two year period after that date. Upon the successful completion of a certain financing package with Chuckanut Capital Group, Ltd., this executive's base salary will be increased to $8,000 three months following the successful completion date.

Pursuant to one of the other agreements, the Company's Vice President shall receive an annual base salary of $6,000 through August 5, 2004. The term is automatically extended for an additional two year period after that date. Upon the successful completion of a certain financing package with Chuckanut Capital Group, Ltd., this executive's base salary will be increased to $8,000 three months following the successful completion date.

Pursuant to one of the other agreements, the Company's President shall receive an annual base salary of $75,000 for a three year term through August 5, 2006. Upon the successful completion of a certain financing package with Chuckanut Capital Group, Ltd., this executive's base salary will be increased to $120,000 three months following the successful completion date. The base salary will be increased by a minimum of 5% on each anniversary of the commencement date.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  J  -  LONG-TERM  DEBT
---------------------------

Notes  payable  at  December  31,  2003  consist  of  the  following:

Note  payable  to  an  unrelated bank bearing
7.75%  interest,  secured  by  first  lien on
inventory.  Thirty-six  monthly  payments  of
principal  and  interest  of  $3,440  with
maturity  due  April  2005.                                           $   55,874

SBA note payable to an unrelated bank bearing
10.25%  interest,  secured  by  equipment,
accounts  receivable,  inventory and personal
guarantees  of  three  of  the  Company's
officers.  84  monthly  payments of principal
and  interest  of  $4,664  with  maturity due
October  1,  2005.                                                    $   39,181

Term  note  payable  to  an  unrelated  bank
bearing  5.00%  interest, unsecured. Payments
over twelve month term with balloon principal
maturity  due  August  2004.                                          $   44,200

Term  note  payable  to  an  unrelated  bank
bearing  5.00%  interest, unsecured. Payments
over  twelve  month  term  with  principal
maturity  due  January  2004.                                         $   25,000

Unsecured  loan  payable  to  an  unrelated
investor bearing 10% interest. Entire balance
of  principal  and  unpaid  interest  due  on
demand.                                                               $   10,000

Unsecured  loan  payable  to  an  unrelated
investor bearing 10% interest. Entire balance
of  principal  and  unpaid  interest  due  on
demand.                                                               $   12,000

Unsecured  loan  payable  to  an  unrelated
investor bearing 10% interest. Entire balance
of  principal  and  unpaid  interest  due  on
demand.                                                               $   10,000

Unsecured  loan  payable  to  an  unrelated
investor bearing 10% interest. Entire balance
of  principal  and  unpaid  interest  due  on
 demand.                                                              $   25,000


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  J  -  LONG-TERM  DEBT  (CONT.)
------------------------------------

Unsecured  loan  payable  to  an  unrelated
investor bearing 10% interest. Entire balance
of  principal  and  unpaid  interest  due  on
demand.                                                               $    2,500

Unsecured  loan  payable  to  an  unrelated
investor bearing 10% interest. Entire balance
of principal and interest converted to equity
subsequent  to  year  end.                                            $   10,000

Unsecured  loan  payable  to  a related party
investor bearing 10% interest. Entire balance
of  principal  and  unpaid  interest  due  on
demand.  Party  related  through  brother  of
director.                                                             $  100,000

Note  payable  to  an  unrelated bank bearing
interest  of  prime plus 2%. Monthly payments
of  principal  and  interest of approximately
$2,600  depending  on  the  prime  rate  with
balloon  due  February  2005.                                         $  114,173

Unsecured  loan  payable  to  an  unrelated
investor bearing 10% interest. Entire balance
of  principal  and  interest  due  on demand.                         $   10,000

Note  payable  to  an  unrelated bank bearing
interest  of  prime  plus  1.25%.  Monthly
payments  of  principal  and  interest  of
approximately  $1,160  depending on the prime
rate,  maturing  September  5,  2008.                                 $   58,317

Unsecured  loan  payable to a finance company
bearing  Interest  of  prime  plus 4%. Entire
balance  of  loan  was subsequently repaid in
full.                                                                 $   16,000

Term  note  payable  to  an  unrelated  bank
bearing  interest  of  5.50%,  unsecured.
Payments  of  principal  and interest of $208
with  principal  maturity  July,  2006.                               $    5,394

Term  note  payable  to  an  unrelated  bank
bearing  interest  of  5.50%,  unsecured.
Payments  of principal and interest of $2,682
with  principal  maturity  March,  2005.                              $   38,174


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  J  -  LONG-TERM  DEBT  (CONT.)
------------------------------------

Term  note  payable  to  an  unrelated  bank
bearing  interest Only payments of prime plus
1.25%,  unsecured. Principal currently due on
demand.                                                               $   25,000

Term  note  payable  to  an  unrelated credit
union bearing Interest of 7.25%, secured by a
vehicle  with  a  net  book  value  of
approximately  $7,000  at  December 31, 2003.
Thirty-six  monthly payments of principal and
interest  of  $318  with  principal  maturity
April,  2006.                                                         $    8,190

Unsecured  loan  payable  to  a related party
officer  bearing 10% interest. Entire balance
of  principal  and  unpaid  interest  due  on
demand.                                                               $   26,000
                                                                      ----------

Total                                                                 $  635,003
Less:  current  portion                                               $  525,873
                                                                      ----------
Long-term  portion                                                    $  109,130
                                                                      ==========


Principal maturities of notes payable as of December 31, 2003 for the next five years and thereafter is as follows:

2004                    $  525,873
2005                    $   72,218
2006                    $   13,721
2007                    $   12,990
2008                    $   10,201
                        ----------
Total                   $  635,003
                        ==========

NOTE  K  -  FRANCHISE  ARRANGEMENTS
-----------------------------------

Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees. The Company's franchisees are granted the right to operate a salon using its' name and system for a period of 20 years. Franchisees pay their own related occupancy costs including property taxes, insurance and maintenance.

The results of operations of salon businesses purchased and sold in transactions with franchisees and others were not material to the consolidated financial statements for periods prior to purchase and sale.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  L  -  NOTES  RECEIVABLE
-----------------------------

Notes receivable at December 31, 2003 consists of one unsecured note from an unrelated individual in the amount of $12,034. The note carries interest of 9% per annum and is due July 2006. The note has scheduled collections of principal of $4,329, $4,736 and $2,969 in years 2004 through 2006.

NOTE  M  -  LITIGATION
----------------------

The Company received a notice from the National Association of Securities Dealers requesting certain information about the Company. In the opinion of the Company's management, the effects of any negative ramifications to the Company are remote and immaterial.

The Company has a judgment filed against it in the amount of $63,881. This amount is included in accounts payable in the accompanying balance sheet at December 31, 2003.

NOTE  N  -  SALE  OF  SALON
---------------------------

During the year ended December 31, 2003, the Company sold one of its company-owned salons to an unrelated third party individual. In exchange for a selling price of $150,000, the Company sold all equipment and inventory in the particular location along with the limited right to its name and phone number, existing Yellow Pages advertisement, and all tanning related contracts. Pursuant to the agreement, $50,000 in cash was collected, $30,000 in accounts payable to an entity related to the individual was fully satisfied and extinguished, $39,000 in notes payable to the individual was fully satisfied and extinguished and an accounts receivable of $31,000 was originally established for the purchase of future tanning supplies and equipment from an entity related to this individual.

NOTE  O  -  SUBSEQUENT  EVENTS
------------------------------

On June 18, 2004, the Company legally amended its Articles of Incorporation to increase its authorized common shares to 100,000,000 shares with a par value of $.01 per share.


                 PARADISE TAN, INC. AND WHOLLY OWNED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                 ==============================================

NOTE  O  -  SUBSEQUENT  EVENTS  (CONT.)
---------------------------------------

Subsequent to December 31, 2003, the Company sold one of its company-owned salons to an unrelated third party individual. In exchange for a selling price of $90,000, the Company sold all equipment and inventory in the particular location along with the limited right to its name and phone number, existing Yellow Pages advertisement, and all tanning related contracts. Pursuant to the agreement, $40,500 in cash was collected, as a down payment with the remaining $49,500 as a receivable in the form of a note payable. The note is due in sixty monthly installments of $1,004 each.

Subsequent to December 31, 2003, the Company entered into a Stock Purchase Agreement with an unrelated consulting entity. As part of the agreement, the Company agreed to sell up to $10,000,000 of its common stock to this entity. This agreement supersedes the previous $3,000,000 equity agreement entered into in 2003. No specific terms such as discounts, etc. were set forth. All common shares must be registered and approved as free trading with the Securities and Exchange Commission. As of the date of this report, no actual common stock has been sold.

Subsequent to December 31, 2003, the Company borrowed $150,000 from a related party. The monies were used for the general working capital purposes of the Company. The note was signed on August 3, 2004 and is due in a balloon payment with 12% interest per annum on December 31, 2004.

                                    PART III


ITEM  1.  INDEX  TO  EXHIBITS.

Exhibit  3.1--  Articles  of  Incorporation*

Exhibit  3.2--  By-Laws*

Exhibit  10.1-- Employment  Agreement  with  Ron  Schaefer.*

Exhibit  10.2-- Stock  Option  Grants*

Exhibit  21.1-- Subsidiaries  of  the  Registrant*

Exhibit  23.1-- Consent  of  Bongiovanni  and  Associates,  CPAs**


* Filed with the Company initial Form 10-SB filed November 13, 2003 ** Filed Herewith


ITEM  2.  DESCRIPTION  OF  EXHIBITS.

Not  Applicable


                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



           PARADISE  TAN,  INC.
          (Registrant)



     By:   /S/  RONALD  SCHAEFER
           ---------------------
           Ronald  Schaefer,  President

     Date: December 30, 2004